UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND 2013

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of September 30, 2014 and 2013, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$4,116 million and NT$3,543 million, which represented 1.37% and 1.18% of the total consolidated assets as of September 30, 2014 and 2013, respectively, the related shares of investment income from the associates and joint ventures amounted to NT$52 million, NT$104 million, NT$96 million and NT$110 million, which represented 1.73%, 2.63%, 1.18% and 0.83% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2014 and 2013, respectively, and the related shares of other comprehensive income from the associates and joint ventures amounted to NT$(413) million, NT$(402) million, NT$284 million and NT$200 million, which represented (38.33)%, (35.95)%, 2.92% and 1.80% of the consolidated total comprehensive income, for the three-month and nine-month periods ended September 30, 2014 and 2013, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

Taiwan

Republic of China

October 29, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2014, December 31, 2013 and September 30, 2013 (September 30, 2014 and 2013 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2014	December 31, 2013	September 30, 2013
Current assets
Cash and cash equivalents	6(1)	$ 42,743,972	$ 50,830,678	$ 47,705,168
Financial assets at fair value through profit or loss, current	6(2), 12(7)	648,705	633,264	631,989
Available-for-sale financial assets, current	6(5), 12(7)	2,190,085	2,134,379	2,379,927
Notes receivable		96,223	194,939	33,676
Accounts receivable, net	6(3)	21,758,349	16,624,352	18,607,462
Accounts receivable-related parties, net	7	77,149	2,854	17,718
Other receivables		1,049,011	725,083	759,800
Current tax assets		43,268	54,626	51,524
Inventories, net	6(4)	14,310,024	13,993,259	14,170,525
Prepayments		2,029,788	1,604,349	1,899,461
Other current assets		6,855,699	1,998,441	2,645,517
Total current assets		91,802,273	88,796,224	88,902,767

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	42,930	60,441	23,870
Available-for-sale financial assets, noncurrent	6(5), 12(7)	20,321,422	19,556,141	19,672,963
Financial assets measured at cost, noncurrent	6(6)	4,076,743	4,085,292	3,795,026
Investments accounted for under the equity method	6(7)	8,765,270	8,441,836	8,103,393
Property, plant and equipment	6(8), 8	162,473,595	162,352,900	166,559,165
Intangible assets	6(9)	4,472,090	4,739,647	4,808,838
Deferred tax assets		2,413,025	2,692,223	2,815,057
Prepayment for equipments		1,991,416	409,860	418,733
Refundable deposits	8	1,191,956	1,289,975	1,311,689
Prepayment for investments		30,000	-	-
Other assets-others		3,241,751	3,478,290	3,337,434
Total non-current assets		209,020,198	207,106,605	210,846,168

Total assets		$ 300,822,471	$ 295,902,829	$ 299,748,935

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2014, December 31, 2013 and September 30, 2013 (September 30, 2014 and 2013 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2014	December 31, 2013	September 30, 2013
Current liabilities
Short-term loans	6(10)	$ 7,074,967	$ 4,643,573	$ 5,085,921
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	8,307	1,928	51,331
Notes and accounts payable		6,751,883	7,414,188	7,619,852
Other payables		10,660,721	11,052,981	10,437,232
Payables on equipment		10,398,901	6,700,743	8,950,903
Current tax liabilities		1,459,178	961,169	824,585
Current portion of long-term liabilities	6(12), 6(13)	8,188,511	16,545,226	18,349,508
Other current liabilities		901,399	884,162	949,186
Total current liabilities		45,443,867	48,203,970	52,268,518

Non-current liabilities
Bonds payable	6(12)	24,976,792	19,979,354	19,978,461
Long-term loans	6(13), 8	7,007,860	8,435,851	8,822,946
Deferred tax liabilities		2,582,844	2,517,144	2,507,033
Accrued pension liabilities		3,815,084	3,797,785	4,250,531
Guarantee deposits		402,362	321,856	296,302
Other liabilities-others		201,195	205,693	228,298
Total non-current liabilities		38,986,137	35,257,683	36,083,571

Total liabilities		84,430,004	83,461,653	88,352,089

Equity attributable to the parent company
Capital	6(15), 6(16)
Common stock		127,063,143	126,920,817	126,541,173
Capital collected in advance		184,580	25,682	364,215
Additional paid-in capital	6(12), 6(15), 6(16)
Premiums		37,087,193	43,156,776	43,045,375
Treasury stock transactions		1,238,919	1,216,920	1,195,930
The differences between the fair value of the consideration paid or received from acquiring or		348,342	255,758	257,228
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognize changes in subsidiaries’ ownership		172	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		83,927	24,550	24,546
Employee stock options		219,277	266,314	376,913
Stock options		-	406,136	482,851
Other		440,932	-	-
Retained earnings	6(15)
Legal reserve		6,511,844	5,248,824	5,248,824
Unappropriated earnings		33,265,987	27,189,160	26,060,902
Other components of equity
Exchange differences on translation of foreign operations		(3,919,728)	(5,271,199)	(4,532,563)
Unrealized gains or losses on available-for-sale financial assets		12,386,147	11,046,696	10,196,761
Treasury stock	6(15)	(2,365,246)	(2,365,246)	(2,365,246)
Total equity attributable to the parent company		212,545,489	208,121,188	206,896,909

Non-controlling interests	6(15)	3,846,978	4,319,988	4,499,937
Total equity		216,392,467	212,441,176	211,396,846

Total liabilities and equity		$ 300,822,471	$ 295,902,829	$ 299,748,935

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2014	2013	2014	2013
Operating revenues	7, 14
Sales revenues		$ 34,300,525	$ 32,742,891	$ 100,249,094	$ 90,676,001
Less: Sales returns and discounts		(33,879)	(260,758)	(194,423)	(420,523)
Net sales		34,266,646	32,482,133	100,054,671	90,255,478
Other operating revenues		947,204	924,639	2,722,115	2,837,414
Net operating revenues		35,213,850	33,406,772	102,776,786	93,092,892
Operating costs	6(4), 6(14), 6(16), 6(17), 14
Costs of goods sold		(26,829,700)	(25,384,052)	(78,892,966)	(73,264,237)
Other operating costs		(825,634)	(685,820)	(2,217,116)	(1,822,938)
Operating costs		(27,655,334)	(26,069,872)	(81,110,082)	(75,087,175)
Gross profit		7,558,516	7,336,900	21,666,704	18,005,717
Realized sales profit (loss)		-	-	289	-
Gross profit-net		7,558,516	7,336,900	21,666,993	18,005,717
Operating expenses	6(14), 6(16) 6(17), 7, 14
Sales and marketing expenses		(956,769)	(777,733)	(2,887,503)	(2,340,716)
General and administrative expenses		(844,422)	(854,542)	(2,549,192)	(2,839,526)
Research and development expenses		(3,468,347)	(3,262,164)	(10,128,977)	(8,908,320)
Subtotal		(5,269,538)	(4,894,439)	(15,565,672)	(14,088,562)
Net other operating income and expenses	6(18)	(602,481)	(47,683)	(557,428)	(78,915)
Operating income		1,686,497	2,394,778	5,543,893	3,838,240
Non-operating income and expenses
Other income	6(19)	735,998	798,554	1,091,200	989,942
Other gains and losses	6(19), 6(24), 14	676,020	669,715	1,951,837	1,208,860
Finance costs	6(19)	(165,714)	(175,152)	(623,215)	(517,128)
Share of profit or loss of associates and joint ventures	6(7), 14	(54,459)	215,504	41,789	526,514
Bargain purchase gain	6(23)	-	-	-	7,153,529
Exchange gain, net		113,984	53,019	132,468	79,330
Subtotal		1,305,829	1,561,640	2,594,079	9,441,047
Income from continuing operations before income tax		2,992,326	3,956,418	8,137,972	13,279,287
Income tax expense	6(21), 14	(412,987)	(590,857)	(1,122,100)	(1,761,859)
Net income		2,579,339	3,365,561	7,015,872	11,517,428
Other comprehensive income (loss)	6(20)
Exchange differences on translation of foreign operations		1,317,273	(840,042)	1,295,771	950,033
Unrealized gain (loss) on available-for-sale financial assets		(2,420,861)	(946,278)	1,133,032	(1,607,599)
Share of other comprehensive income of associates and joint ventures		(366,810)	(486,756)	336,341	272,398
Income tax related to components of other comprehensive income	6(21)	(31,206)	24,817	(33,523)	29,149
Total other comprehensive income (loss), net of tax		(1,501,604)	(2,248,259)	2,731,621	(356,019)

Total comprehensive income (loss)		$ 1,077,735	$ 1,117,302	$ 9,747,493	$ 11,161,409

Net income attributable to:
Stockholders of the parent		$ 2,915,944	$ 3,476,095	$ 7,578,063	$ 11,880,800
Non-controlling interests		(336,605)	(110,534)	(562,191)	(363,372)
		$ 2,579,339	$ 3,365,561	$ 7,015,872	$ 11,517,428

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 1,371,953	$ 1,254,551	$ 10,268,985	$ 11,533,563
Non-controlling interests		(294,218)	(137,249)	(521,492)	(372,154)
		$ (1,077,735)	$ 1,117,302	$ 9,747,493	$ 11,161,409

Earnings per share (NTD)	6(22)
Earnings per share-basic		$ 0.23	$ 0.28	$ 0.61	$ 0.95
Earnings per share-diluted		$ 0.23	$ 0.26	$ 0.60	$ 0.90

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

		Equity attributable to the parent company

		Capital			Retained Earnings		Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings			Treasury Stock	Total	Non-Controlling Interests	Total Equity
Balance as of January 1, 2013	6(15)	$ 129,518,055	$ 3,038	$ 46,900,526	$ 4,476,570	$ 20,013,666	$ (5,588,631)	$ 11,600,066	$ (4,963,389)	$ 201,959,901	$ 2,571,139	$ 204,531,040
Appropriation and distribution of 2012 retained earnings	6(15)
Legal reserve		-	-	-	772,254	(772,254)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(5,061,310)	-	-	-	(5,061,310)	-	(5,061,310)
Net income for the nine-month ended September 30, 2013	6(15)	-	-	-	-	11,880,800	-	-	-	11,880,800	(363,372)	11,517,428
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2013	6(15), 6(20)	-	-	-	-	-	1,056,068	(1,403,305)	-	(347,237)	(8,782)	(356,019)
Total comprehensive income (loss)		-	-	-	-	11,880,800	1,056,068	(1,403,305)	-	11,533,563	(372,154)	11,161,409
Share-based payment transaction	6(15), 6(16)	23,118	361,177	45,271	-	-	-	-	-	429,566	-	429,566
Convertible bonds repurchased	6(12)	-	-	(2,229)	-	-	-	-	-	(2,229)	-	(2,229)
Treasury stock acquired	6(15)	-	-	-	-	-	-	-	(2,245,445)	(2,245,445)	-	(2,245,445)
Treasury stock cancelled	6(15)	(3,000,000)	-	(1,843,588)	-	-	-	-	4,843,588	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	23,722	-	-	-	-	-	23,722	-	23,722
Adjustments arising from changes in percentage of ownership in subsidiaries	6(15)	-	-	252,607	-	-	-	-	-	252,607	(561,929)	(309,322)
Adjustments for dividends subsidiaries received from parent company		-	-	6,534	-	-	-	-	-	6,534	-	6,534
Increase in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	2,862,881	2,862,881
Balance as of September 30, 2013	6(15)	$ 126,541,173	$ 364,215	$ 45,382,843	$ 5,248,824	$ 26,060,902	$ (4,532,563)	$ 10,196,761	$ (2,365,246)	$ 206,896,909	$ 4,499,937	$ 211,396,846

Balance as of January 1, 2014	6(15)	$ 126,920,817	$ 25,682	$ 45,326,454	$ 5,248,824	$ 27,189,160	$ (5,271,199)	$ 11,046,696	$ (2,365,246)	$ 208,121,188	$ 4,319,988	$ 212,441,176
Appropriation and distribution of 2013 retained earnings	6(15)
Legal reserve		-	-	-	1,263,020	(1,263,020)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(125,063)	-	-	-	(125,063)	-	(125,063)
Cash paid from additional paid-in capital	6(15)	-	-	(6,128,094)	-	-	-	-	-	(6,128,094)	-	(6,128,094)
Net income for the nine-month ended September 30, 2014	6(15)	-	-	-	-	7,578,063	-	-	-	7,578,063	(562,191)	7,015,872
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2014	6(15), 6(20)	-	-	-	-	-	1,351,471	1,339,451	-	2,690,922	40,699	2,731,621
Total comprehensive income (loss)		-	-	-	-	7,578,063	1,351,471	1,339,451	-	10,268,985	(521,492)	9,747,493
Share-based payment transaction	6(15), 6(16)	142,326	158,898	11,473	-	-	-	-	-	312,697	-	312,697
Convertible bonds repurchased	6(12)	-	-	48,756	-	-	-	-	-	48,756	-	48,756
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	59,377	-	-	-	-	-	59,377	-	59,377
Adjustments arising from changes in percentage of ownership in subsidiaries	6(15)	-	-	92,757	-	(113,153)	-	-	-	(20,396)	59,696	39,300
Adjustments for dividends subsidiaries received from parent company		-	-	8,039	-	-	-	-	-	8,039	-	8,039
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(11,214)	(11,214)
Balance as of September 30, 2014	6(15)	$ 127,063,143	$ 184,580	$ 39,418,762	$ 6,511,844	$ 33,265,987	$ (3,919,728)	$ 12,386,147	$ (2,365,246)	$ 212,545,489	$ 3,846,978	$ 216,392,467

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2014	2013
Cash flows from operating activities:
Net income before tax	$ 8,137,972	$ 13,279,287
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	28,693,525	28,070,597
Amortization	1,300,779	793,828
Bad debt expenses (reversal)	57,823	(36,827)
Net gain of financial assets at fair value through profit or loss	(85,092)	(142,168)
Interest expense	569,146	447,321
Interest revenue	(389,654)	(205,770)
Dividend revenue	(701,546)	(784,172)
Share-based payment	1,310	29,199
Share of profit of associates and joint ventures	(41,789)	(526,514)
Gain on disposal of property, plant and equipment	(54,929)	(18,946)
Gain on disposal of investments	(1,738,828)	(1,209,746)
Impairment loss on financial assets	256,638	659,950
Impairment loss on non-financial assets (Gain from reversal)	596,678	(265)
Gain on reacquisition of bonds	(13,944)	(84,670)
Exchange loss on financial assets and liabilities	106,192	197,890
Exchange loss on long-term liabilities	67,884	163,218
Bargain purchase gain	-	(7,153,529)
Amortization of deferred income	(31,225)	(36,099)
Income and expense adjustments	28,592,968	20,163,297
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	19,373	460
Notes receivable and accounts receivable	(5,084,019)	(940,914)
Other receivables	(229,731)	(54,209)
Inventories	(276,392)	(315,100)
Prepayments	(498,351)	(38,132)
Other current assets	(4,795,985)	(2,525,715)
Notes and accounts payable	(678,615)	1,055,049
Other payables	247,010	(473,881)
Other current liabilities	32,239	25,721
Accrued pension liabilities	17,300	11,289
Other liabilities-others	11,942	44,925
Cash generated from operations	25,495,711	30,232,077
Interest received	335,110	182,324
Dividend received	842,799	801,448
Interest paid	(494,978)	(378,462)
Income tax paid	(226,818)	(802,019)
Net cash provided by operating activities	25,951,824	30,035,368

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2014	2013
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (89,946)	$ (50,000)
Proceeds from disposal of financial assets at fair value through profit or loss	22,292	104,348
Acquisition of available-for-sale financial assets	(167,483)	(561,212)
Proceeds from disposal of available-for-sale financial assets	2,198,986	2,060,029
Acquisition of financial assets measured at cost	(747,066)	(833,542)
Proceeds from disposal of financial assets measured at cost	674,124	84,250
Acquisition of investments accounted for under the equity method	(120,756)	(613)
Proceeds from disposal of investments accounted for under the equity method	74,378	-
Increase in prepayment for investments	(30,000)	-
Decrease in prepayment for investments	-	34,803
Proceeds from capital reduction and liquidation of investments	79,470	272,847
Acquisition of subsidiaries (net of cash acquired)	-	2,641,314
Proceeds from disposal of non-current assets held for sale	(15,617)	-
Acquisition of property, plant and equipment	(27,028,655)	(25,160,576)
Proceeds from disposal of property, plant and equipment	252,660	533,622
Increase in refundable deposits	(66,922)	(139,912)
Decrease in refundable deposits	168,369	211,441
Acquisition of intangible assets	(871,064)	(2,567,777)
Increase in other assets-others	(323,245)	(425,267)
Decrease in other assets-others	174,363	17,901
Net cash used in investing activities	(25,816,112)	(23,778,344)
Cash flows from financing activities:
Increase in short-term loans	4,661,162	9,525,227
Decrease in short-term loans	(2,297,520)	(10,286,380)
Proceeds from bonds issued	5,000,000	10,000,000
Bonds issuance costs	(5,090)	(12,010)
Redemption of bonds	(10,306,392)	(181,953)
Proceeds from long-term loans	1,824,000	7,887,481
Repayments of long-term loans	(1,735,313)	(10,968,944)
Increase in guarantee deposits	98,399	134,553
Decrease in guarantee deposits	(24,249)	(20,168)
Cash dividends and cash paid from additional paid-in capital	(6,253,150)	(5,061,303)
Exercise of employee stock options	313,273	399,667
Treasury stock acquired	-	(2,245,445)
Proceeds from disposal of treasury stock	-	967
Acquisition of subsidiaries	-	(303,059)
Change in non-controlling interests	38,261	(5,618)
Net cash used in financing activities	(8,686,619)	(1,136,985)
Effect of exchange rate changes on cash and cash equivalents	464,201	96,639
Net increase (decrease) in cash and cash equivalents	(8,086,706)	5,216,678
Cash and cash equivalents at beginning of period	50,830,678	42,488,490
Cash and cash equivalents at end of period	$ 42,743,972	$ 47,705,168

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$ 30,726,813	$ 28,639,492
Add: Effect of acquisition of subsidiaries	-	89,592
Add: Payable at beginning of period	6,700,743	5,382,395
Less: Payable at end of period	(10,398,901)	(8,950,903)
Cash paid	$ 27,028,655	$ 25,160,576

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (the “Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 29, 2014.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and Interpretations developed by the International Financial Reporting Interpretations Committee (IFRIC) issued, revised or amended by International Accounting Standard Board (IASB) which have been endorsed by Financial Supervisory Commission (FSC) effective for annual periods beginning on or after January 1, 2015 but not yet adopted by the Company at the date of issuance of the Company’s financial statements, are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards - Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Improvements to International Financial Reporting Standards (issued in 2010)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2011

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 3	Business Combinations	July 1, 2010
IFRS 7	Financial Instruments: Disclosures	January 1, 2011
IAS 1	Presentation of Financial Statements	January 1, 2011
IAS 34	Interim Financial Reporting	January 1, 2011
IFRIC 13	Customer Loyalty Programmes	January 1, 2011
IFRS 7	Financial Instruments: Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopter	July 1, 2011
IAS 12	Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 1	Government Loans	January 1, 2013
Improvements to International Financial Reporting Standards (2009-2011 cycle):
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2013
IAS 1	Presentation of Financial Statements	January 1, 2013
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2013
IAS 34	Interim Financial Reporting	January 1, 2013
IAS 32	Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10	Investment Entities	January 1, 2014

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC which will be effective for annual period beginning on or after January 1, 2015 on the Company’s financial statements in future periods are summarized as below:

(1)   IFRS 3 “Business Combinations”

Under the amendment, IFRS 3 “Business Combinations” (IFRS 3) (as revised in 2008) do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).  Furthermore, the amendment limits the scope of the measurement choices for non-controlling interest.  Only the components of non-controlling interests that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets, in the event of liquidation could be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets.  Other components of non-controlling interest are measured at their acquisition date fair value.

The amendment also requires an entity in a business combination to account for the replacement of the acquiree’s share-based payment transactions (when the acquirer is not obliged to do so) as new share-based payment awards in the post-combination financial statements.

Outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions: if vested — they are part of non-controlling interest; if unvested — they are measured at market based value as if granted at acquisition date, and allocated between NCI and post-combination expense.

These amendments became effective for annual periods beginning on or after 1 July, 2010.

(2)   IAS 34 “Interim Financial Reporting”

The amendment clarifies that if a user of an entity's interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report.  Furthermore, the amendment requires additional disclosures of financial instruments and contingent liabilities/assets.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(3)   IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(4)   IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them, or when financial assets are not derecognized in their entirety.  The amendment became effective for annual periods beginning on or after July 1, 2011.

(5)   IFRS 10 “Consolidated Financial Statements”

IFRS 10 “Consolidated Financial Statements”(IFRS 10) replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) that addresses the accounting for consolidated financial statements and the former Standing Interpretations Committee (SIC) - 12 “Consolidation-Special Purpose Entities”.  The changes introduced by IFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model.  That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated.  The standard became effective for annual periods beginning on or after January 1, 2013.

(6)   IFRS 11 “Joint Arrangements”

IFRS 11 “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.  The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for accounting for jointly controlled entities under the proportionate consolidation method, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture (an investment classified as a joint venture is accounted for in accordance with IAS 28 “Investments in Associates and Joint Ventures” (IAS 28)), which then determines the accounting.  The standard became effective for annual periods beginning on or after January 1, 2013.

(7)   IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 “Disclosures of Interests in Other Entities” primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS.  The standard became effective for annual periods beginning on or after January 1, 2013.

(8)   IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” (IFRS 13) primarily relates to defining fair value, setting out in a single IFRS framework for measuring and disclosing fair values to reduce complexity and improve consistency in applying fair value measurement.  However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required.  The standard became effective for annual periods beginning on or after January 1, 2013.

(9)   IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer the recognition of actuarial gains and losses (i.e., the corridor approach) has been removed.  Actuarial gains and losses will be recognized in other comprehensive income as they occur.  (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense) on the pension asset or liability.  (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to reasonably possible changes in each significant actuarial assumption.  (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognized under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  The revised standard became effective for annual periods beginning on or after January 1, 2013.

(10) IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(11) Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income.  Items that would be reclassified (or recycled) to profit or loss at certain points in the future would be presented separately from items that will never be reclassified.  The amendment became effective for annual periods beginning on or after July 1, 2012.

(12) IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”.  Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.  The amendment became effective for annual periods beginning on or after January 1, 2013.

(13) IFRS 10 “Consolidated Financial Statements” (Amendment)

The amendments related to Investment Entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them.  The amendments also set out disclosure requirements for investment entities.  The amendment is effective for annual periods beginning on or after January 1, 2014.

The Company has evaluated the impact of the aforementioned standards and interpretations listed (1)~(13) to the Company’s financial position and performance and determined that there is no material impact.  The Company will make necessary disclosures in accordance with the aforementioned standards and interpretations.

Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IFRS 9	Financial Instruments	January 1, 2018
IAS 27	Separate Financial Statements - Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28	Consolidated Financial Statements & Investments in Associates and Joint Ventures	January 1, 2016
Improvements to International Financial Reporting Standards (2012 - 2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(14) IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(15) IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(16) IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(17) IFRS 8 “Operating Segments”
The amendments require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after 1 July, 2014.

(18) IFRS 13 “Fair Value Measurement”
The amendment to the Basis for Conclusions of IFRS 13 clarifies that when deleting paragraph B5.4.12 of IFRS 9 Financial Instruments and paragraph AG79 of IAS 39 Financial Instruments: Recognition and Measurement as consequential amendments from IFRS 13 Fair Value Measurement, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(19) IAS 24 “Related Party Disclosures”
The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after 1 July, 2014.

(20) IFRS 1 “First-time Adoption of International Financial Reporting Standards”
The amendment clarifies that an entity, in its first IFRS financial statements, has the choice between applying an existing and currently effective IFRS or applying early a new or revised IFRS that is not yet mandatorily effective, provided that the new or revised IFRS permits early application.

(21) IFRS 13 “Fair Value Measurement”
The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.  The amendment is effective for annual periods beginning on or after 1 July, 2014.

(22) IFRS 15 “Revenue from Contracts with Customers”
The core principle of the new Standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services.  The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements.  The Standard is effective for annual periods beginning on or after 1 January 2017.

(23) IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard will replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9 Financial Instruments (which include standards issued on classification and measurement of financial assets and liabilities and hedge accounting).  Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss.  Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition.   Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(24) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures

The amendments address the inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gains or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.   The amendment is effective for annual periods beginning on or after 1 January 2016.

The Company is still currently evaluating the potential impact of the aforementioned standards and interpretations listed (14)~(24) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (collectively referred to as “TIFRSs”), and IAS 34 “Interim Financial Report”.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For the principles of consolidation, please refer to Note 4, (3) of the Company’s consolidated financial statements for the year ended December 31, 2013.

b.  The consolidated entities are as follows:

As of September 30, 2014, December 31, 2013 and September 30, 2013

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	September 30, 2014	December 31, 2013	September 30, 2013
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	September 30, 2014	December 31, 2013	September 30, 2013
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	86.88	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	81.53	74.69	74.69
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16	44.16
UMC	UMC JAPAN	Sales and manufacturing of integrated circuits	-	-	100.00
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	26.04	26.04
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	5.99	5.05
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	-	21.77	21.77
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25	2.25
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	1.03	1.03
UNITRUTH	ALLIANCE	Design and manufacturing of LED	-	6.86	6.86
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	September 30, 2014	December 31, 2013	September 30, 2013
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	2.37	2.37
TLC	ALLIANCE	Design and manufacturing of LED	-	45.88	45.88
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	78.72	78.02	78.31
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	62.38	62.38
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	-	100.00	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	-	100.00	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	-	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	100.00	100.00
TERA ENERGY	EVERRICH-HK	Investment holding	100.00	-	-
TERA ENERGY	SMART ENERGY	Investment holding	100.00	-	-
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	-	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION	Research and development	100.00	100.00	100.00

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	September 30, 2014	December 31, 2013	September 30, 2013
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	-	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	-	-
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	-	100.00	100.00
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	-	100.00	100.00

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the nine-month periods ended September 30, 2014 and 2013 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2013.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month periods ended September 30, 2014 and 2013 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2013.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   CASH AND CASH EQUIVALENTS

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Cash on hand	$3,919	$3,639	$3,983
Checking and savings accounts	9,586,877	8,894,827	12,503,900
Time deposits	29,165,700	36,263,171	29,623,780
Repurchase agreements collateralized by government bonds and corporate bonds	3,987,476	5,669,041	5,573,505
Total	$42,743,972	$50,830,678	$47,705,168

(2)   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Designated financial assets at fair value through profit or loss
Convertible bonds	$42,930	$60,441	$23,870
Financial assets held for trading

Listed stocks	253,043	234,583	233,308
Corporate bonds	395,662	398,681	398,681
Subtotal	648,705	633,264	631,989
Total	$691,635	$693,705	$655,859

Current	$648,705	$633,264	$631,989
Noncurrent	42,930	60,441	23,870
Total	$691,635	$693,705	$655,859

(3)   ACCOUNTS RECEIVABLE, NET

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Accounts receivable	$22,662,715	$17,714,962	$19,694,285
Less: allowance for sales returns and discounts	(274,149)	(516,189)	(482,083)
Less: allowance for doubtful accounts	(630,217)	(574,421)	(604,740)
Net	$21,758,349	$16,624,352	$18,607,462

Aging analysis of account receivables:

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Neither past due nor impaired	$18,757,628	$14,204,640	$16,157,487
Past due but not impaired:
≤ 30 days	2,335,531	2,113,439	1,826,280
31 to 60 days	197,558	279,047	451,716
61 to 90 days	250,681	14,204	25,592
91 to 120 days	22,371	13,022	50,738
> 120 days	194,580	-	95,649
Subtotal	3,000,721	2,419,712	2,449,975
Total	$21,758,349	$16,624,352	$18,607,462

Movement on allowance for individual evaluation doubtful accounts:

	For the nine-month periods ended September 30,
	2014	2013
Beginning balance	$574,421	$613,288
Net charge for the period	55,796	(8,548)
Ending balance	$630,217	$604,740

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of September 30, 2014 and 2013 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivable.

(4)   INVENTORIES, NET

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Raw materials	$2,586,268	$2,327,044	$2,435,032
Supplies and spare parts	2,730,961	2,397,733	2,467,400
Work in process	9,990,433	8,894,291	9,158,768
Finished goods	1,601,965	2,351,067	2,590,387
Total	16,909,627	15,970,135	16,651,587
Less: allowance for inventory valuation losses	(2,599,603)	(1,976,876)	(2,481,062)
Net	$14,310,024	$13,993,259	$14,170,525

a.  For the three-month periods ended September 30, 2014 and 2013, the Company recognized NT$26,830 million and NT$25,384 million for costs of inventories in expenses, of which NT$776 million and NT$500 million respectively were losses as results from the net realizable value of inventory being lower than its cost.  For the nine-month periods ended September 30, 2014, the Company recognized NT$78,893 million for costs of inventories in expenses, of which NT$648 million was a loss as a result from the net realizable value of inventory being lower than its cost.  For the nine-month periods ended September 30, 2013, the Company recognized NT$73,264 million for costs of inventories in expenses, of which NT$467 million related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

b.  Inventories were not pledged.

(5)   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Common stocks	$22,070,611	$21,250,880	$21,318,324
Preferred stocks	300,000	312,600	312,600
Depositary receipts	-	-	298,822
Funds	140,896	127,040	123,144
Total	$22,511,507	$21,690,520	$22,052,890

Current	$2,190,085	$2,134,379	$2,379,927
Noncurrent	20,321,422	19,556,141	19,672,963
Total	$22,511,507	$21,690,520	$22,052,890

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC classified the exchangeable common stock as current assets.

(6)   FINANCIAL ASSETS MEASURED AT COST, NON-CURRENT

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Common stocks	$605,779	$610,006	$619,766
Preferred stocks	3,341,291	3,062,449	2,773,975
Funds	129,673	412,837	401,285
Total	$4,076,743	$4,085,292	$3,795,026

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.  Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2014		December 31, 2013		September 30, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$238,373	72.98	$238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note B)	9,586	55.25	12,473	55.25	11,595	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note C)	717,374	50.00	714,120	50.00	709,205	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	39,539	50.00	45,947	50.00	46,097	50.00
ACHIEVE MADE INTERNATIONAL LTD.	111,707	49.38	119,357	49.38	114,609	49.38
LIST EARN ENTERPRISE INC.	10,264	49.00	9,798	49.00	9,726	49.00
MTIC HOLDINGS PTE. LTD.	147,972	45.44	152,713	45.44	181,509	45.44
YUNG LI INVESTMENTS, INC.	256,599	45.16	259,034	45.16	262,648	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,952,750	45.00	1,977,433	45.00	1,812,493	45.00
WINAICO IMMOBILIEN GMBH (Note C)	262,087	44.78	300,692	44.78	301,062	44.78
UNITECH CAPITAL INC.	728,347	42.00	687,078	42.00	661,557	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,387,218	36.49	3,048,053	36.49	2,881,548	36.49
UC FUND II	3,893	35.45	3,953	35.45	3,914	35.45
CTC CAPITAL PARTNERS I, L.P.	184,448	31.40	195,622	31.40	190,123	31.40
TRANSLINK CAPITAL PARTNERS III, L.P. (Note D)	106,796	29.29	-	-	-	-
UNITED LED CORPORATION HONG KONG LIMITED	506,731	29.03	481,227	39.13	467,208	39.13
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	101,586	10.38	106,247	10.38	101,804	10.38
LTI REENERGY CO., LTD. (LTI) (Note C)	-	-	5,503	40.00	3,477	40.00
EXOJET TECHNOLOGY CORP.	-	-	84,213	33.10	89,344	33.10
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (Note D, E)	-	-	-	-	17,101	12.50
Total	$8,765,270		$8,441,836		$8,103,393

Note A:  On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2014.

Note B:  On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of September 30, 2014.

Note C:  The Company uses the equity method to account for its investment in SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH and LTI, which are joint ventures.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically.  Therefore, the Company uses the equity method to account for these investees.

Note E:  The liquidation of DAIWA QUANTUM CAPITAL PARTNERS I, L.P. was completed on December 27, 2013.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of investment income from these associates and joint ventures amounted to NT$52 million, NT$104 million, NT$96 million and NT$110 million for the three-month and nine-month periods ended September 30, 2014 and 2013, respectively.  Share of other comprehensive income from these associates and joint ventures amounted to NT$(413) million, NT$(402) million, NT$284 million and NT$200 million for the three-month and nine-month periods ended September 30, 2014 and 2013, respectively.  The balances of investments accounted for under the equity method were NT$4,116 million, NT$3,972 million and NT$3,543 million as of September 30, 2014, December 31, 2013 and September 30, 2013, respectively.

No investment accounted for using the equity method was pledged.

b.   The summarized financial information of the Company’s investments in associates are as follow:

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Total assets (100%)	$25,276,956	$26,465,500	$24,305,630
Total liabilities (100%)	4,173,247	6,880,254	5,518,190

	For the three-month periods ended September 30,
	2014	2013
Revenue(100%)	$1,542,607	$937,444
Net income (loss)(100%)	(162,987)	705,307

	For the nine-month periods ended September 30,
	2014	2013
Revenue(100%)	$3,100,387	$5,216,585
Net income(100%)	162,387	1,405,479

c.   UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2014, December 31, 2013 and September 30, 2013.

d.   The summarized financial information of the Company’s investments in jointly control entities are as follows:

The Company began to use the equity method to account for its investments in SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER and WINAICO IMMOBILIEN GMBH, on January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2013, respectively.  The Company ceased to use the equity method to account for its investments in ASEPOWER and LTI since September 10, 2013 and March 26, 2014, respectively.  The summarized financial information which the Company recognized is as follows:

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Current assets	$283,353	$367,381	$385,585
Non-current assets	1,821,676	1,907,537	1,872,842
Current liabilities	193,150	488,486	486,789
Non-current liabilities	886,968	714,260	705,885
Equity	1,024,911	1,072,172	1,065,753

	For the three-month periods ended September 30,
	2014	2013
Revenues	$56,758	$48,310
Expenses	64,479	48,215

	For the nine-month periods ended September 30,
	2014	2013
Revenues	$159,358	$131,710
Expenses	189,769	139,789

(8)   PROPERTY, PLANT AND EQUIPMENT

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Land	$1,915,066	$1,925,691	$2,482,306
Buildings	13,085,873	13,679,387	14,036,274
Machinery and equipment	120,370,144	125,170,755	127,385,675
Transportation equipment	13,074	15,047	14,211
Furniture and fixtures	1,043,754	1,148,689	1,192,416
Leasehold improvement	890,166	1,044,943	1,091,280
Construction in progress and equipment awaiting inspection	25,155,518	19,368,388	20,357,003
Net	$162,473,595	$162,352,900	$166,559,165

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	-	-	-	-	-	-	25,286,735	25,286,735
Disposals	(10,625)	-	(2,202,503)	(768)	(50,348)	(2,880)	(173,106)	(2,440,230)
Transfers and reclassifications	-	(302,988)	23,265,668	1,227	215,403	66,796	(19,446,111)	3,799,995
Exchange effect	-	86,500	2,058,836	160	7,003	756	119,612	2,272,867
As of September 30, 2014	$1,915,066	$25,630,421	$654,088,730	$67,173	$5,457,521	$1,865,593	$25,155,518	$714,180,022

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,818,624	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,248,479
Additions	-	-	-	-	-	-	26,261,440	26,261,440
Acquisitions of subsidiaries	-	2,298,543	3,965,968	258	25,275	1,193	34,655	6,325,892
Disposals	(106,947)	(90,676)	(2,398,742)	(2,403)	(156,380)	(1,388)	(282,265)	(3,038,801)
Transfers and reclassifications	10,626	24,455	26,170,040	305	121,360	21,761	(24,118,055)	2,230,492
Exchange effect	(115,141)	153,705	1,583,821	149	(27,210)	915	(38,928)	1,557,311
As of September 30, 2013	$2,959,889	$32,837,473	$631,139,711	$66,136	$5,448,996	$1,775,605	$20,357,003	$694,584,813

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$-	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$-	$522,907,755
Depreciation	-	888,918	27,311,995	3,279	267,428	221,905	-	28,693,525
Impairment Loss	-	-	579,222	-	17,456	-	-	596,678
Disposals	-	-	(2,134,318)	(767)	(49,055)	(2,880)	-	(2,187,020)
Transfers and reclassifications	-	(526,946)	489,565	(36)	34,908	(320)	-	(2,829)
Exchange effect	-	15,054	1,676,148	116	6,256	744	-	1,698,318
As of September 30, 2014	$-	$12,544,548	$533,718,586	$54,099	$4,413,767	$975,427	$-	$551,706,427

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,247,093	$51,143	$4,146,754	$474,535	$-	$501,304,674
Depreciation	-	906,759	26,658,994	2,957	292,135	209,574	-	28,070,419
Impairment Loss (Gain from reversal of impairment loss)	-	-	(984)	-	-	-	-	(984)
Disposals	(209)	(88,652)	(2,340,557)	(2,233)	(154,928)	(617)	-	(2,587,196)
Exchange effect	(53,171)	128,906	1,189,490	58	(27,381)	833	-	1,238,735
As of September 30, 2013	$477,583	$18,801,199	$503,754,036	$51,925	$4,256,580	$684,325	$-	$528,025,648

a.   The amounts of total interest expense before capitalization of borrowing costs were NT$796 million and NT$602 million for the nine-month periods ended September 30, 2014 and 2013, respectively.  Details of capitalized borrowing costs are as follows:

	For the nine-month periods ended September 30,
	2014	2013
Buildings	$68,269	$29,795
Machinery and equipment	158,129	124,404
Furniture and fixtures	663	7
Total interest capitalized	$227,061	$154,206

Interest rates applied	1.44%~2.21%	0.19%~2.28%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   INTANGIBLE ASSETS

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Goodwill	$50,863	$50,863	$50,863
Software	132,115	173,252	201,937
Patents and technology license fees	3,098,228	3,400,769	3,481,889
Others	1,190,884	1,114,763	1,074,149
Net	$4,472,090	$4,739,647	$4,808,838

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	-	158	8,617	773,912	782,687
Disposals	-	(104,006)	-	(123,784)	(227,790)
Reclassifications	-	61,237	-	(61,700)	(463)
Exchange effect	-	332	20,673	(7)	20,998
As of September 30, 2014	$50,863	$390,183	$4,184,957	$2,698,509	$7,324,512

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	-	490	1,823,366	792,321	2,616,177
Disposals	-	(124,563)	(13,769)	(431,846)	(570,178)
Reclassifications	-	69,021	20,113	-	89,134
Acquisitions of subsidiaries	-	36,132	9,283	61,700	107,115
Exchange effect	-	(6,992)	(10,409)	(94)	(17,495)
As of September 30, 2013	$50,863	$446,075	$4,127,111	$1,855,580	$6,479,629

Accumulated amortization and impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$-	$259,210	$754,898	$995,325	$2,009,433
Amortization	-	101,716	328,369	697,787	1,127,872
Disposals	-	(104,006)	-	(123,784)	(227,790)
Reclassifications	-	1,398	-	(61,700)	(60,302)
Exchange effect	-	(250)	3,462	(3)	3,209
As of September 30, 2014	$-	$258,068	$1,086,729	$1,507,625	$2,852,422

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2013	$-	$271,197	$404,416	$781,104	$1,456,717
Amortization	-	104,848	254,210	345,276	704,334
Impairment Loss	-	-	679	40	719
Disposals	-	(124,552)	(13,780)	(431,846)	(570,178)
Reclassifications	-	-	-	86,952	86,952
Exchange effect	-	(7,355)	(303)	(95)	(7,753)
As of September 30, 2013	$-	$244,138	$645,222	$781,431	$1,670,791

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2014	2013
Operating cost	$129,116	$128,212
Operating expense	$276,145	$176,082

	For the nine-month periods ended September 30,
	2014	2013
Operating cost	$384,432	$312,586
Operating expense	$743,440	$391,748

The carrying amounts of significant technology license fees obtained by the Company were NT$2,929 million, NT$3,211 million and NT$3,304 million as of September 30, 2014, December 31, 2013 and September 30, 2013, respectively.  The remaining amortization periods were 8~9 years, 8~9 years and 9~10 years, respectively.

(10) SHORT TERM LOANS

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Unsecured bank loans	$7,074,967	$4,643,573	$5,085,921

	For the nine-month periods ended September 30,
	2014	2013
Interest rates applied	0.57%~2.45%	0.70%~4.38%

The Company’s unused short-term lines of credits amounted to NT$18,006 million, NT$18,587 million and NT$17,211 million as of September 30, 2014, December 31, 2013 and September 30, 2013, respectively.

(11) FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Derivatives embedded in exchangeable bonds	$8,307	$1,928	$51,331

(12) BONDS PAYABLE

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Unsecured convertible bonds payable	$-	$10,255,791	$12,192,996
Unsecured exchangeable bonds payable	3,778,812	3,709,339	3,680,806
Unsecured domestic bonds payable	25,000,000	20,000,000	20,000,000
Less: Discounts on bonds payable	(49,907)	(358,713)	(457,113)
Total	28,728,905	33,606,417	35,416,689
Less: Current or exchangeable portion due within one year	(3,752,113)	(13,627,063)	(15,438,228)
Net	$24,976,792	$19,979,354	$19,978,461

A.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NT$42.449 per share on September 30, 2014.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Exchange of the Bonds

As of September 30, 2014, December 31, 2013 and September 30, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million, US$77 million and US$77 million into Novatek shares.  Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the three-month and nine-month periods ended September 30, 2014 and 2013 amounted NT$0, NT$0, NT$0 and NT$1,137 million, respectively, and were recognized as non-operating income and expenses.

f.    Bonds early redemption：

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013.  The remaining principal amount of the redeemed bonds was US$3 million.  UMC recognized a gain of NT$45 million from the redemption as non-operating income and expenses.

g.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a    Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Bonds early redemption:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss and an expense totaled NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid in capital – stock options to additional paid in capital – others.

Since over 90% principal amount of the bonds has already been redeemed, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

f.    Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.    In mid-March, 2013, the Company issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.    In mid-June, 2014, the Company issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

(13) LONG-TERM LOAN

a.  Details of long-term loans as of September 30, 2014, December 31, 2013 and September 30, 2013 are as follows:

	As of
Lenders	September 30, 2014	December 31, 2013	September 30, 2013	Redemption
Secured Long-Term Loan from Bank of Taiwan	$718,580	$988,048	$1,077,870	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	232,500	310,000	387,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	100,000	125,000	150,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	50,000	103,000	103,000	Bullet repayment on May 16, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	400,000	400,000	Bullet repayment on June 27, 2015 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	431,529	616,470	678,117	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	87,664	109,580	116,885	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.

	As of
Lenders	September 30, 2014	December 31, 2013	September 30, 2013	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (3)	$17,000	$17,000	$-	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	96,412	122,706	131,471	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	89,882	70,000	40,000	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	1,385,000	Repayable semiannually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	300,000	450,000	600,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Bank of Taiwan	1,200,000	900,000	900,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,538,462	2,461,538	2,769,231	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	300,000	300,000	-	Repayable quarterly from October 4, 2015 to October 4, 2018 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	500,000	500,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.

	As of
Lenders	September 30, 2014	December 31, 2013	September 30, 2013	Redemption
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	$2,000,000	$1,000,000	$1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	1,000,000	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,000,000	500,000	500,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Subtotal	11,447,029	11,358,342	11,739,074
Less:Administrative expenses from syndicated loans	(2,771)	(4,328)	(4,848)
Less: Current portion	(4,436,398)	(2,918,163)	(2,911,280)
Total	$7,007,860	$8,435,851	$8,822,946

	For the nine-month period ended September 30, 2014	For the nine-month period ended September 30, 2013
Interest Rates	1.23%~2.51%	1.25%~2.51%

Note A:  UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiry date of the agreement, August 30, 2016.  As of September 30, 2014, December 31, 2013 and September 30, 2013, the unused line of credit was NT$0.5 billion, NT$1.5 billion and NT$1.5 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first use of the loan to the expiry date of the agreement, December 29, 2016.  As of September 30, 2014, December 31, 2013 and September 30, 2013, the unused line of credit was NT$2 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) POST-EMPLOYMENT BENEFITS

a.   Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standard Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$150 million, NT$139 million, NT$442 million and NT$410 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2014 and 2013, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month and nine-month periods ended September 30, 2014 and 2013, the Company made total contributions of NT$120 million, NT$108 million, NT$334 million and NT$288 million, respectively.

b.   Defined benefit plan

The employee pension plan mandated by the Labor Standard Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year.  The total units shall not exceed 45 units.  Under the Labor Standards Act, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  The Company recognized pension expense of NT$28 million, NT$27 million, NT$85 million and NT$97 million for the three-month and nine-month periods ended September 30, 2014 and 2013, respectively.

(15) EQUITY

a.   Capital Stock:

i.    UMC had 26,000 million common shares authorized to be issued as of September 30, 2014, December 31, 2013 and September 30, 2013, of which 12,706 million shares, 12,692 million shares and 12,654 million shares were issued as of September 30, 2014, December 31, 2013 and September 30, 2013, respectively, each at a par value of NT$10.

ii.   UMC had 157 million, 168 million and 200 million ADSs, which were traded on the NYSE as of September 30, 2014, December 31, 2013 and September 30, 2013, respectively.  The total number of common shares of UMC represented by all issued ADSs were 786 million shares, 842 million shares and 1,001 million shares as of September 30, 2014, December 31, 2013 and September 30, 2013, respectively.  One ADS represents five common shares.

iii.  Among the employee stock options issued by UMC on June 19, 2009, 30 million options had been exercised for the nine-month ended September 30, 2014, of which the issuance process for 12 million shares has been approved by the authority, and the share registry has been updated as of September 30, 2014.  The remaining 18 million shares were still pending for authorization as of September 30, 2014, thus, they were classified as Capital collected in advance.

iv.  Among the employee stock options issued by UMC on June 19, 2009, 38 million options were exercised during the nine-month period ended September 30 2013.  The issuance process was completed through the authority.

v.   On April 24, 2013, UMC cancelled 300 million shares of treasury stock, which were repurchased for the purpose of transferring to employees during the periods from February 4 to March 22, 2010.

b.   Treasury stock:

i.    The Company carried out treasury stock program, and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during nine-month periods ended September 30, 2014 and 2013 are as follows:

For the nine-month period ended September 30, 2014

(In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of September 30, 2014
For transfer to employees	200,000	-	-	200,000

For the nine-month period ended September 30, 2013

(In thousands of shares)

Purpose	As of January 1, 2013	Increase	Decrease	As of September 30, 2013
For transfer to employees	300,000	200,000	300,000	200,000

ii.   According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2014 and 2013, were 1,271 million shares and 1,265 million shares, with the maximum payments of NT$78,893 million and NT$75,551 million, respectively.

iii.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.  As of September 30, 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.60 per share.  The closing price on September 30, 2014 was NT$12.60.

As of December 31, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.35 per share.  The closing price on December 31, 2013 was NT$12.35.

As of September 30, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.65 per share.  The closing price on September 30, 2013 was NT$12.65.

v.   UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.   Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.     Payment of all taxes and dues;

ii.    Offset prior years’ operation losses;

iii.   Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.   Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.    Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.   After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.  The distribution of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimated the amounts of the employee bonuses and remunerations to directors for the nine-month periods ended September 30, 2014 and 2013.  The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages.  The estimated employee bonuses and remunerations to directors are recognized in the profit or loss during the period when earned.  If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year. Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend.  Information on the above mentioned employee bonuses and remunerations to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2013 and 2012 were approved through the stockholders’ meeting held on June 11, 2014 and June 11, 2013, respectively.  The details of distribution are as follows:

	2013	2012
Cash Dividend	NT$0.01 per share	NT$0.40 per share
Employee bonus – Cash (in thousand NT$)	1,162,656	1,040,179
Directors’ remuneration (in thousand NT$)	11,746	6,950

The stockholders’ meeting held on June 11, 2014 resolved a cash distribution of NT$6,128 million from additional paid-in capital, at approximately NT$0.49 per share.  The distributions has been accrued as other payables.

The aforementioned 2013 and 2012 employee bonuses and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on April 16, 2014 and March 13, 2013.

The aforementioned cash dividend for 2012 was adjusted to NT$0.40639654 per share due to the decrease in outstanding common stock as a result of newly issued shares to settle employee stock options exercised and the outstanding shares that the Company bought back from the market.  The distribution was approved through the Board of Directors’ meeting held on June 19, 2013.

d.  Non-controlling interests:

	For the nine-month periods ended September 30,
	2014	2013
Balance as of January 1	$4,319,988	$2,571,139
Attributable to non-controlling interests:
Net loss	(562,191)	(363,372)
Other comprehensive income (loss)	40,699	(8,782)
Adjustments arising from changes in percentage of ownership in subsidiaries	59,696	(561,929)
Increase (Decrease) in non-controlling interests	(11,214)	2,862,881
Balance as of September 30	$3,846,978	$4,499,937

(16) EMPLOYEE STOCK OPTIONS

On October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, to issue employee stock options with a total number of 500 million and 500 million units, respectively.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of September 30, 2014 (in thousands)	Shares available to option holders as of September 30, 2014 (in thousands)	Exercise price (NT$)
December 13, 2007	500,000	-	-	$18.03
June 19, 2009	300,000	56,883	56,883	$10.40
Total	800,000	56,883	56,883

a.  A summary of the Company’s stock option plan and related information for the nine-month periods ended September 30, 2014 and 2013 is as follows:

	For the nine-month periods ended September 30,
	2014			2013
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	87,768	87,768	$10.40	465,006	465,006	$15.86
Exercised	(30,123)	(30,123)	$10.40	(38,430)	(38,430)	$10.40
Forfeited	(762)	(762)	$10.40	(8,683)	(8,683)	$16.55
Outstanding at end of period	56,883	56,883	$10.40	417,893	417,893	$16.35
Exercisable at end of period	52,339	52,339	$10.40	407,018	407,018	$16.40

b.  The information on the Company’s outstanding stock options as of September 30, 2014 is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average expected remaining years	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
2009.05.12	$10.40	56,883	56,883	0.72	$10.40	52,339	52,339	$10.40

The weighted-average share price at the date of exercise of employee stock options for the nine-month periods ended September 30, 2014 and 2013 were NT$14.09 and NT$13.56, respectively.

c.  The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to TIFRS (January 1, 2012) and there has not been any modification to the stock option plan.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the three-month and nine-month periods ended September 30, 2014 and 2013 were NT$0.04 million, NT$0.2 million, NT$1 million and NT$30 million, respectively.

The fair value of the options outstanding as of September 30, 2014 and 2013 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17) OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2014			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,493,929	$1,368,370	$4,862,299	$3,109,918	$1,176,471	$4,286,389
Labor and health insurance	195,997	76,301	272,298	191,030	78,459	269,489
Pension	225,594	73,372	298,966	206,595	75,007	281,602
Other personnel expenses	54,705	15,797	70,502	40,940	12,311	53,251
Depreciation	9,121,032	588,199	9,709,231	8,572,695	563,879	9,136,574
Amortization	157,184	316,215	473,399	152,798	188,449	341,247

	For the nine-month periods ended September 30,
	2014			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$10,254,645	$4,073,467	$14,328,112	$9,334,895	$3,696,910	$13,031,805
Labor and health insurance	584,980	231,679	816,659	540,910	224,526	765,436
Pension	651,820	209,265	861,085	590,573	214,084	804,657
Other personnel expenses	147,758	43,614	191,372	121,525	44,960	166,485
Depreciation	26,956,834	1,698,150	28,654,984	26,404,252	1,612,410	28,016,662
Amortization	468,000	832,779	1,300,779	376,687	417,141	793,828

(18) NET OTHER OPERATING INCOME AND EXPENSES

	For the three-month periods ended September 30,
	2014	2013
Net rental loss from property	$(7,333)	$(14,489)
Gain on disposal of property, plant and equipment	1,530	13,603
Impairment reversal (loss) of property, plant and equipment	(596,678)	984
Others	-	(47,781)
Total	$(602,481)	$(47,683)

	For the nine-month periods ended September 30,
	2014	2013
Net rental loss from property	$(15,678)	$(27,094)
Gain on disposal of property, plant and equipment	54,928	18,946
Impairment reversal (loss) of property, plant and equipment	(596,678)	984
Others	-	(71,751)
Total	$(557,428)	$(78,915)

(19) NON-OPERATING INCOME AND EXPENSES

a.  Other income

	For the three-month periods ended September 30,
	2014	2013
Interest income
Bank deposits	$123,226	$69,630
Others	6,170	8,960
Dividend income	606,602	719,964
Total	$735,998	$798,554

	For the nine-month periods ended September 30,
	2014	2013
Interest income
Bank deposits	$370,903	$177,922
Others	18,751	27,848
Dividend income	701,546	784,172
Total	$1,091,200	$989,942

b.  Other gains and losses

	For the three-month periods ended September 30,
	2014	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$13,328	$-
Financial assets held for trading	14,817	-
Embedded derivative financial liabilities	9,418	166,890
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	-	(953)
Financial assets held for trading	-	(21,682)
Impairment Loss
Available-for-sale financial assets, noncurrent	(93,427)	(273,759)
Gain on disposal of investments	579,798	505,611
Other gains and losses	152,086	293,608
Total	$676,020	$669,715

	For the nine-month periods ended September 30,
	2014	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$18,216	$4,686
Financial assets held for trading	59,081	-
Embedded derivative financial liabilities	7,795	174,038
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	-	(36,556)
Impairment Loss
Available-for-sale financial assets, noncurrent	(165,399)	(659,950)
Financial assets measured at cost, noncurrent	(91,239)	-
Gain on disposal of investments	1,738,828	1,209,746
Other gains and losses	384,555	516,896
Total	$1,951,837	$1,208,860

c.  Finance costs

	For the three-month periods ended September 30,
	2014	2013
Interest expenses
Bonds payable	$81,703	$97,075
Bank loans	55,360	58,033
Others	(131)	(233)
Financial expenses	28,782	20,277
Total	$165,714	$175,152

	For the nine-month periods ended September 30,
	2014	2013
Interest expenses
Bonds payable	$401,243	$264,005
Bank loans	168,011	183,177
Others	(108)	139
Financial expenses	54,069	69,807
Total	$623,215	$517,128

(20) COMPONENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the three-month period ended September 30, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$1,317,273	$-	$1,317,273	$(6,366)	$1,310,907
Unrealized gain (loss) on available-for-sale financial assets	(2,060,963)	(359,898)	(2,420,861)	(25,042)	(2,445,903)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(366,810)	-	(366,810)	202	(366,608)
Total other comprehensive income (loss)	$(1,110,500)	$(359,898)	$(1,470,398)	$(31,206)	$(1,501,604)

	For the three-month period ended September 30, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$(840,042)	$-	$(840,042)	$736	$(839,306)
Unrealized gain (loss) on available-for-sale financial assets	(859,721)	(86,557)	(946,278)	1,468	(944,810)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(486,859)	103	(486,756)	22,613	(464,143)
Total other comprehensive income (loss)	$(2,186,622)	$(86,454)	$(2,273,076)	$24,817	$(2,248,259)

	For the nine-month period ended September 30, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$1,296,640	$(869)	$1,295,771	$51,857	$1,347,628
Unrealized gain (loss) on available-for-sale financial assets	2,452,750	(1,319,718)	1,133,032	(74,929)	1,058,103
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	337,068	(727)	336,341	(10,451)	325,890
Total other comprehensive income (loss)	$4,086,458	$(1,321,314)	$2,765,144	$(33,523)	$2,731,621
	For the nine-month period ended September 30, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$950,033	$-	$950,033	$33,218	$983,251
Unrealized gain (loss) on available-for-sale financial assets	(205,064)	(1,402,535)	(1,607,599)	641	(1,606,958)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	272,295	103	272,398	(4,710)	267,688
Total other comprehensive income (loss)	$1,017,264	$(1,402,432)	$(385,168)	$29,149	$(356,019)

(21) INCOME TAX

a.   The major components of income tax expense for the three-month and nine-month periods ended September 30, 2014 and 2013 are as follow:

i.    Income tax recorded in profit or loss

	For the three-month periods ended September 30,
	2014	2013
Current income tax expense (benefit):
Current income tax charge	$486,573	$192,057
Adjustments in respect of current income tax of prior periods	(1)	1,507
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(221,565)	86,697
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	152,831	77,644
Adjustment of prior year’s deferred income tax	-	(11,370)
Deferred tax expense arising from write-down or reversal of write-down of deferred tax asset	(4,851)	244,322
Income tax expenses recorded in profit or loss	$412,987	$590,857

	For the nine-month periods ended September 30,
	2014	2013
Current income tax expense (benefit):
Current income tax charge	$1,247,662	$396,759
Adjustments in respect of current income tax of prior periods	(517,367)	64,040
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(265,168)	726,936
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,490,287	276,232
Adjustment of prior year’s deferred income tax	307,678	(233,445)
Deferred tax expense arising from write-down or reversal of write-down of deferred tax asset	(1,140,992)	531,337
Income tax expenses recorded in profit or loss	$1,122,100	$1,761,859

ii.   Income tax relating to components of other comprehensive income (loss)

	For the three-month periods ended September 30,
	2014	2013
Exchange differences on translation of foreign operations	$(6,366)	$736
Unrealized loss (gain) on available-for-sale financial assets	(25,042)	1,468
Share of changes in other comprehensive loss of associates and joint ventures accounted for using equity method	202	22,613
Income tax relating to components of other comprehensive income (loss)	$(31,206)	$24,817

	For the nine-month periods ended September 30,
	2014	2013
Exchange differences on translation of foreign operations	$51,857	$33,218
Unrealized loss (gain) on available-for-sale financial assets	(74,929)	641
Share of changes in other comprehensive income of associates and joint ventures accounted for using equity method	(10,451)	(4,710)
Income tax relating to components of other comprehensive income (loss)	$(33,523)	$29,149

iii.  Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2014	2013
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$-	$-
Adjustment of net assets of investee accounted for using equity method	-	(4)
Income tax relating to equity	$-	$(4)

	For the nine-month periods ended September 30,
	2014	2013
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$83,185	$693
Adjustment of net assets of investee accounted for using equity method	(2,294)	777
Income tax relating to equity	$80,891	$1,470

b.   A reconciliation between tax expense and the product of accounting profit at UMC’s applicable tax rate is as follows:

	For the nine-month periods ended September 30,
	2014	2013
Accounting profit before tax from continuing operations	$8,137,972	$13,279,287
At UMC’s statutory income tax rate of 17%	1,383,455	2,257,479
Adjustments in respect of current income tax effect of prior periods	(517,367)	64,222
Net change in loss carry-forward and investment tax credit	261,483	1,677,585
Tax effect of deferred tax assets/liabilities	413,185	(375,642)
Tax effect of non-deductible (income) expenses:
Tax exempt income	(169,690)	(195,016)
Investment gain	(267,757)	(1,773,514)
Dividend income	(96,925)	(107,915)
Other non-deductible expenses	(8,406)	183,380
Effect of different tax rates applicable to UMC and its subsidiaries	(15,851)	(33,012)
Others	139,973	64,292
Total income tax expenses recorded in profit or loss	$1,122,100	$1,761,859

c.   The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of September 30, 2014, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2011, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2008.  UMC has applied for recheck after the tax return of 2011 was assessed by the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notice.

d.   Imputation credit information

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Balances of imputation credit amounts	$1,300,599	$1,107,537	$1,134,965

The expected creditable ratio for 2013 and the actual creditable ratio for 2012 were 4.78% and 7.21%, respectively.

e.   UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(22) EARNINGS PER SHARE

a.   Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year.

	For the three-month periods ended September 30,
	2014	2013
Net profit attributable to the parent company	$2,915,944	$3,476,095
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,500,809	12,459,978
Earnings per share-basic (NTD)	$0.23	$0.28

	For the nine-month periods ended September 30,
	2014	2013
Net profit attributable to the parent company	$7,578,063	$11,880,800
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,490,020	12,518,103
Earnings per share-basic (NTD)	$0.61	$0.95

b.   Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended September 30,
	2014	2013
Net profit attributable to the parent company	$2,915,944	$3,476,095
Effect of dilution
Unsecured convertible bonds	-	20,138
Income attributable to the Company’s stockholders	$2,915,944	$3,496,233
Weighted average number of common stocks for basic earnings per share (thousand shares)	12,500,809	12,459,978
Effect of dilution
Employee bonus	64,845	60,828
Employee stock options	16,849	21,683
Unsecured convertible bonds	-	658,826
Weighted average number of common stocks after dilution (thousand shares)	12,582,503	13,201,315

Diluted earnings per share (NTD)	$0.23	$0.26

	For the nine-month periods ended September 30,
	2014	2013
Net profit attributable to the parent company	$7,578,063	$11,880,800
Effect of dilution
Unsecured convertible bonds	-	60,175
Income attributable to the Company’s stockholders	$7,578,063	$11,940,975
Weighted average number of common stocks for basic earnings per share (thousand shares)	12,490,020	12,518,103
Effect of dilution
Employee bonus	114,352	107,148
Employee stock options	16,826	16,660
Unsecured convertible bonds	-	659,351
Weighted average number of common stocks after dilution (thousand shares)	12,621,198	13,301,262

Diluted earnings per share (NTD)	$0.60	$0.90

For the three-month and nine-month periods ended September 30, 2014 and 2013, the weighted average number of outstanding stock options were 0, 328 million, 0 and 330 million, respectively, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

For the three-month and nine-month periods ended September 30, 2014 and 2013, the antidilutive effect of convertible bonds to net income were 0, 0, 189 million and 0, respectively and the weighted average number of outstanding common stocks were 0, 0, 312 million and 0, respectively, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(23) BUSINESS COMBINATIONS

Acquisition of BEST ELITE INTERNATIONAL LIMITED (BEST ELITE)

The Company acquired Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of BEST ELITE’s total outstanding shares on February 1, 2013 from stockholders of BEST ELITE, the holding company of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN).  The Company previously held 35.03% of BEST ELITE’s equity interest immediately before the business combination.  Therefore, the Company increased its cumulative ownership in BEST ELITE to 83.10% and obtained a controlling interest in BEST ELITE after this acquisition.  The purpose of the acquisition of BEST ELITE is to expand overseas market, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HEJIAN.

The fair values of the identifiable assets and liabilities of BEST ELITE as of the date of acquisition were:

Fair value recognised on acquisition
Assets
Cash and cash equivalents	$7,018,229
Accounts receivable	1,180,790
Inventories	725,688
Property, plant and equipment	6,318,208
Intangible assets	43,858
Deferred tax assets	433,427
Other assets-others	2,853,479
Others	234,050
18,807,729
Liabilities
Accounts payable	(312,922)
Other payables	(588,621)
Deferred tax liabilities	(565,691)
Others	(48,653)
(1,515,887)
Total identifiable net assets	$17,291,842

Gain on bargain purchase:
For the nine-month period ended September 30, 2013
Consideration Transferred	$7,328,163
Add: Value of non-controlling interest	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)
Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which was mainly attributed to the expectation that, with the Company’s unique position as a market leading foundry, the Company could better utilize BEST ELITE’s assets to improve its utilization, and the further consideration of the lack of liquidity of BEST ELITE’s shares.  After obtaining control over BEST ELITE in February 2013, the Company gradually integrates the operating resources from both sides to reach cooperative synergies to be able to provide more flexible manufacturing solutions to help customers increase the competiveness of their products.  BEST ELITE’s operational efficiency had improved with the integration of the Company’s advanced technologies and manufacturing platforms as well as leveraging group purchasing power, which had led BEST ELITE’s capacity utilization and operating income to be increasing in 2014 compared to 2013.

UMC elected to measure the non-controlling interests in BEST ELITE at the non-controlling interests’ proportionate share of BEST ELITE’s identifiable net assets.

UMC held an equity interest of 35.03% in BEST ELITE immediately before the business combination.  UMC remeasured the fair value of the previously held equity interest and recognized a loss from disposal of investments of NT$987 million for the nine-month period ended September 30, 2013.

From the date of acquisition, BEST ELITE has contributed NT$4,816 million of revenue and NT$773 million to the profit before tax from continuing operations of the Company for the nine-month period ended September 30, 2013.  If the combination had taken place at the beginning of 2013, revenue from continuing operations would have been NT$93,692 million and the profit before tax from continuing operations for the Company would have been NT$13,190 million for the nine-month period ended September 30, 2013.

Consideration Transferred:
Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503
Total	$7,328,163

Cash flows analysis of acquisition:
For the nine-month period ended September 30, 2013
Cash Consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)
Net cash inflows from acquisition	$(2,658,569)

Additional purchases of BEST ELITE’s equity interests

UMC purchased additional ordinary shares, Series A-1 and Series B-1 preferred shares representing 3.78% of BEST ELITE’s total outstanding shares on March 14, 2013, and UMC thereby increased its cumulative ownership in BEST ELITE to 86.88%.

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders.  The carrying value of the additional interest acquired was NT$629 million.  The difference of NT$344 million between the consideration and the carrying value of the interest acquired was recognized in additional paid-in capital within equity during the nine-month period ended September 30, 2013.

Obtained controlling interest in ALLIANCE OPTOTEK CORP. (ALLIANCE)

The Company decided to increase its investment in ALLIANCE due to the possible future success of LED lighting industry.  The Company acquired additional shares of ALLIANCE on May 2, 2013.  The Company previously held 47.99% of ALLIANCE’s equity interest immediately before the business combination.  The Company increased its cumulative ownership in ALLIANCE to 74.51% and obtained a controlling interest in ALLIANCE after this acquisition.

The fair values of identifiable assets and liabilities of ALLIANCE as of the date of acquisition were:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$65,045
Accounts receivable	15,482
Inventories	45,732
Property, plant and equipment	7,683
Intangible assets	63,257
Others	7,006
204,205
Liabilities
Short-term loans	(25,000)
Notes and accounts payable	(9,403)
Other payables	(12,681)
Others	(1,388)
(48,472)
Total identifiable net assets	$155,733

Gain on bargain purchase:

For the nine-month period ended September 30, 2013
Consideration Transferred	$103,002
Add: Value of non-controlling interest	39,688
Less: Fair value of identifiable net assets	(155,733)
Bargain purchase gain	$(13,043)

The Company elected to measure the non-controlling interests in ALLIANCE at the non-controlling interests’ proportionate share of ALLIANCE’s identifiable net assets.

The Company held an equity interest of 47.99% in ALLIANCE immediately before the business combination.  For the nine-month period ended September 30, 2013, the Company remeasured the fair value of the previously held equity interest and recognized a gain from disposal of investments of NT$19 million.

From the date of acquisition, ALLIANCE has contributed NT$37 million of revenue and NT$17 million loss to the profit before tax from continuing operations of the Company for the nine-month period ended September 30, 2013.  If the combination had taken place at the beginning of 2013, revenue from continuing operations would have been NT$93,118 million and the profit before tax from continuing operations for the Company would have been NT$13,271 million for the nine-month period ended September 30, 2013.

Consideration Transferred:

Cash	$74,000
Value of previously held equity interest before acquisition	29,002
Total	$103,002

Cash flows analysis of acquisition:
For the nine-month period ended September 30, 2013
Cash Consideration	$74,000
Net cash acquired from the subsidiary	(65,045)
Net cash outflows from acquisition	$8,955

(24) DECONSOLIDATION OF SUBSIDIARY

In order to integrate resources and expand operation to improve operating performance and industrial competitiveness, the merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) was resolved by the ALLIANCE OPTOTEK CORP.’s (ALLIANCE), one of the Company’s subsidiaries, Board of Directors meeting held on January 23, 2014. WIESON will be the surviving company and the provisional merger date is June 3, 2014. ALLIANCE’s assets and liabilities have been reclassified to non-current assets held for sale as a disposal group on January 23, 2014.  The Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.  ALLIANCE’s derecognized assets and liabilities mainly consist of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418
67,108
Liabilities
Payables	(22,984)
Others	(120)
(23,104)
Net carrying amount of the disposal group	$44,004

b.  Consideration received and gain recognized from the transaction:

Stock received－WIESON	$32,148
Less: Net assets of the subsidiary deconsolidated	(32,790)
Amounts transferred from other comprehensive income to profit	869
Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary during the nine-month period ended September 30, 2014 was recognized as non-operating income and expenses in the consolidated statement of comprehensive income.

c.  Analysis of Net cash outflow arising from deconsolidation of the subsidiary

Cash received	$-
Net cash of subsidiary derecognized	(15,617)
Net cash flow from deconsolidation	$(15,617)

7.    RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

a.  Operating transaction

Operating income

	For the three-month periods ended September 30,
	2014	2013
Associates	$-	$2,462
Joint ventures	3,049	3,439
Other related parties (Note A)	51,356	21,267
Total	$54,405	$27,168

	For the nine-month periods ended September 30,
	2014	2013
Associates	$120	$4,478
Joint ventures	42,603	47,884
Other related parties (Note A)	94,244	154,153
Total	$136,967	$206,515

Note A： Transactions with other related parties are primarily consisted of transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS).  The amounts for the three-month and nine-month periods ended September 30, 2014 and 2013 were NT$51 million, NT$21 million, NT$94 million and NT$154 million, respectively.

Accounts receivable, net

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Joint ventures	$34,015	$1,081	$1,120
Other related parties (Note B)	43,389	1,839	16,711
Total	77,404	2,920	17,831
Less： Allowance for sales returns and discounts	(255)	(66)	(113)
Net	$77,149	$2,854	$17,718

Note B： Balances of other related parties are accounts receivables primarily from SIS.  As of September 30, 2014, December 31, 2013 and September 30, 2013, the balances were NT$43 million, NT$2 million and NT$17 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.  Significant asset transactions

Acquisition of available-for-sale financial assets, noncurrent

	Transaction amounts (In thousands of shares)	Transaction underlying	For the three-month periods ended September 30,
			2014	2013
Associates	50,500	BEAUTY ESSENTIALS INTERNATIONAL LTD.	$-	$104,919

	Transaction amounts (In thousands of shares)	Transaction underlying	For the nine-month periods ended September 30,
			2014	2013
Associates	50,500	BEAUTY ESSENTIALS INTERNATIONAL LTD.	$-	$104,919

c.  Key management personnel compensation

	For the three-month periods ended September 30,
	2014	2013
Short-term employee benefits	$40,810	$17,066
Post-employment pension	90	169
Share-based payment transactions	(13)	54
Others	116	235
Total	$41,003	$17,524

	For the nine-month periods ended September 30,
	2014	2013
Short-term employee benefits	$169,994	$145,778
Post-employment pension	2,105	1,785
Termination benefits	1,029	-
Share-based payment transactions	(15)	1,944
Others	348	699
Total	$173,461	$150,206

8.    ASSETS PLEDGED AS COLLATERAL

As of September 30, 2014, December 31, 2013 and September 30, 2013

	Amount
	As of
	September 30, 2014	December 31, 2013	September 30, 2013	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,079	$815,079	$815,040	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	158,094	156,658	156,658	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	52,800	52,800	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,740	870	-	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	1,246	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	357	357	-	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	-	1,110	1,110	Hsinchu Kuang-Fu High School	Cooperative education
Land	600,664	600,664	600,664	First Commercial Bank	Collateral for long- term loans
Buildings	1,096,416	1,630,477	1,678,829	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	5,016,602	6,285,141	6,606,185

Bank of Taiwan, Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

					Collateral for long- term and short-term loans
Furniture and fixtures	33,382	44,373	48,557	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and equipment awaiting inspection	-	87,981	118,377	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$7,776,380	$9,676,756	$10,079,466

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$13.9 billion.  Royalties and development fees payable in future years are NT$3.9 billion as of September 30, 2014.

(2)   The Company entered into several construction contracts for the expansion of its factory premise.  As of September 30, 2014, these construction contracts amounted to approximately NT$11.7 billion and the unpaid portion of the contracts, which would be accrued, was approximately NT$6.7 billion.

(3)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2033.  Future minimum lease payments under those leases are as follows:

	As of
Year	September 30, 2014	December 31, 2013	September 30, 2013
2013	$-	$-	$108,582
2014	106,767	410,788	386,617
2015	414,577	376,789	351,339
2016	379,162	329,199	312,562
2017	346,352	294,506	286,143
2018 and thereafter	2,992,048	2,157,375	2,193,568
Total	$4,238,906	$3,568,657	$3,638,811

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

The Board of Directors of UMC resolved to participate in a 3-way agreement for a joint venture company focused on 12″ wafer foundry services with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.  Based on the agreement, UMC will submit an investment application with ROC government authorities for approval to invest in the joint venture established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.  UMC anticipates that its investment could reach approximately US$1.35 billion in the next five years, with funding starting in 2015 deployed in installments based on the progress of the joint venture.  UMC’s participation will comply with ROC rules and regulations and will be subject to review for approval by the Taiwan government authorities.

12.  OTHERS

(1)   Certain accounts in the consolidated financial statements of the Company for the nine-month period ended September 30, 2013 have been reclassified to conform to the presentation of the current period.

(2)   Categories of financial instruments

	As of
Financial Assets	September 30, 2014	December 31, 2013	September 30, 2013
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$42,930	$60,441	$23,870
Financial assets held for trading	648,705	633,264	631,989
Subtotal	691,635	693,705	655,859
Available-for-sale financial assets	22,511,507	21,690,520	22,052,890
Financial assets measured at cost	4,076,743	4,085,292	3,795,026
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	42,740,053	50,827,039	47,701,185
Receivables	22,980,732	17,547,228	19,418,656
Refundable deposits	1,191,956	1,289,975	1,311,689
Other financial assets, current	6,855,699	1,997,209	2,630,974
Subtotal	73,768,440	71,661,451	71,062,504
Total	$101,048,325	$98,130,968	$97,566,279

	As of
Financial Liabilities	September 30, 2014	December 31, 2013	September 30, 2013
Financial liabilities at fair value through profit or loss
Embedded derivative financial liabilities in exchangeable bonds	$8,307	$1,928	$51,331
Financial liabilities at amortized cost
Short-term loans	7,074,967	4,643,573	5,085,921
Payables	27,811,505	25,167,912	27,007,987
Capacity deposit (current portion included)	82,629	90,863	91,977
Bonds payable (current portion included)	28,728,905	33,606,417	35,416,689
Long-term loans (current portion included)	11,444,258	11,354,014	11,734,226
Subtotal	75,142,264	74,862,779	79,336,800
Total	$75,150,571	$74,864,707	$79,388,131

(3)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, due approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(4)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise currency risk, interest rate risk and other price risk (such as equity price risks).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and the net effect of the risks related to monetary financial assets and liabilities was minor.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2014 and 2013 decrease/increase by NT$7 million and NT$18 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows. On the other hand, due to the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2014 and 2013 to decrease/increase by NT$14 million and NT$13 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2014 and 2013 by NT$13 million and NT$12 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2014 and 2013 by NT$1,121 million and NT$1,101 million, respectively.

(5)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigate the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.

As of September 30, 2014, December 31, 2013 and September 30, 2013, accounts receivables from the top ten customers represent 54%, 49% and 49% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(6)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’ financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$7,117,877	$-	$-	$-	$7,117,877
Payables	27,655,129	-	-	-	27,655,129
Capacity deposits	-	82,629	-	-	82,629
Bonds payable	4,306,935	8,224,538	10,374,721	7,851,118	30,757,312
Long-term loans	4,587,951	6,869,107	332,070	-	11,789,128
Total	$43,667,892	$15,176,274	$10,706,791	$7,851,118	$77,402,075

	As of December 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,671,351	$-	$-	$-	$4,671,351
Payables	24,965,039	-	-	-	24,965,039
Capacity deposits	8,967	81,896	-	-	90,863
Bonds payable	14,445,976	573,500	15,325,037	5,062,867	35,407,380
Long-term loans	3,068,914	7,601,215	1,101,865	-	11,771,994
Total	$47,160,247	$8,256,611	$16,426,902	$5,062,867	$76,906,627

	As of September 30, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$5,117,616	$-	$-	$-	$5,117,616
Payables	26,830,568	28,996	1,138	16,159	26,876,861
Capacity deposits	-	91,977	-	-	91,977
Bonds payable	16,282,960	573,500	15,377,163	5,082,429	37,316,052
Long-term loans	3,068,291	6,970,601	2,173,798	-	12,212,690
Total	$51,299,435	$7,665,074	$17,552,099	$5,098,588	$81,615,196

(7)   Fair value of financial instruments

a.  Fair value of financial instruments carried at amortized cost

Other than those listed in the table below, the carrying amounts of the Company’s financial assets (including loans and receivables) and liabilities measured at amortized cost approximate their fair value:

	As of
	September 30, 2014		December 31, 2013		September 30, 2013
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
Bonds payable	$28,728,905	$28,839,399	$33,606,417	$33,414,971	$35,416,689	$34,152,145
Long-term loans	11,444,258	11,444,258	11,354,014	11,354,014	11,734,226	11,734,226

b.  The methods and assumptions applied in determining the fair value of financial instruments:

The fair value of the financial assets and liabilities represents at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

i.    The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, refundable deposits, other financial assets, current, short-term loans, payables and capacity deposits due within one year.

ii.   Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.  The fair value of bonds is determined by the market price, discounted cash flow analysis, or option pricing model.

iv.  The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

c.  Assets measured at fair value

The following table contains financial instruments measured at fair value and the details of the three levels of fair value hierarchy:

Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	As of September 30, 2014
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$648,705	$-	$-	$648,705
Available-for-sale financial assets, current	2,190,085	-	-	2,190,085
Financial assets at fair value through profit or loss, noncurrent	-	42,930	-	42,930
Available-for-sale financial assets, noncurrent	15,865,957	146,668	4,308,797	20,321,422
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	8,307	-	8,307

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$633,264	$-	$-	$633,264
Available-for-sale financial assets, current	2,134,379	-	-	2,134,379
Financial assets at fair value through profit or loss, noncurrent	22,990	37,451	-	60,441
Available-for-sale financial assets, noncurrent	15,548,402	177,406	3,830,333	19,556,141
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,928	-	1,928

	As of September 30, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$631,989	$-	$-	$631,989
Available-for-sale financial assets, current	2,379,927	-	-	2,379,927
Financial assets at fair value through profit or loss, noncurrent	23,870	-	-	23,870
Available-for-sale financial assets, noncurrent	15,411,003	69,179	4,192,781	19,672,963
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	51,331	-	51,331

During the nine-month periods ended September 30, 2014 and 2013, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follow:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$-	$312,600	$3,830,333
Recognized in profit (loss)	(107,715)	-	-	(107,715)
Recognized in other comprehensive income (loss)	667,315	-	(12,600)	654,715
Acquisition	14,000	-	-	14,000
Disposal	(14,279)	-	-	(14,279)
Transfer to Level 3	1,492	-	-	1,492
Transfer out of Level 3	(69,749)	-	-	(69,749)
As of September 30, 2014	$4,008,797	$-	$300,000	$4,308,797
	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognized in profit (loss)	(378,334)	(8,004)	-	(386,338)
Recognized in other comprehensive income (loss)	404,021	1,932	147,300	553,253
Acquisition	787,567	-	-	787,567
Disposal	(28,977)	(39,206)	-	(68,183)
Transfer to Level 3	646,167	-	-	646,167
Transfer out of Level 3	(60,000)	-	-	(60,000)
As of September 30, 2013	$3,880,181	$-	$312,600	$ 4,192,781

Transfers between different levels of fair value hierarchy for the financial assets held by the Company were caused by the occurrence of certain events or the change of environment.

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	September 30, 2014			December 31, 2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,831,330	30.35	$55,571,989	$1,668,006	29.79	$49,687,584
JPY	3,153,960	0.2705	853,162	6,532,160	0.2812	1,837,052
EUR	38,975	38.38	1,495,713	19,132	41.01	784,571
SGD	39,557	23.82	942,258	37,260	23.58	878,590
RMB	87,790	4.91	431,028	92,829	4.91	456,035

Non-Monetary items
USD	84,096	30.36	2,553,151	65,170	29.80	1,942,062
CHF	2,027	31.90	64,668	1,968	33.57	66,060

Investments accounted for using equity method
USD	105,451	30.34	3,199,790	120,420	29.74	3,580,715
SGD	6,404	23.11	147,972	6,654	22.95	152,713

Joint controlled entities
EUR	8,008	37.67	301,626	8,581	40.40	346,639
RMB	147,117	4.88	717,374	146,505	4.87	714,120

Financial Liabilities
Monetary items
USD	730,859	30.46	22,261,969	649,976	29.90	19,434,286
JPY	5,486,320	0.2803	1,537,815	6,280,286	0.2872	1,803,698
EUR	58,249	38.80	2,260,059	8,082	41.46	335,075
SGD	47,268	24.00	1,134,440	35,601	23.76	845,888
RMB	9,548	4.96	47,359	17,189	4.96	85,311

	As of
	September 30, 2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,740,957	29.56	$51,460,342
JPY	8,395,411	0.2989	2,590,334
EUR	9,078	39.71	360,465
SGD	40,820	23.52	960,097
RMB	85,149	4.82	410,257

Non-Monetary items
USD	74,600	29.61	2,209,035
CHF	2,128	32.62	69,415

Investments accounted for using equity method
USD	114,516	29.50	3,378,535
SGD	7,831	23.18	181,509

Joint controlled entities
EUR	8,866	39.15	347,159
RMB	148,366	4.78	709,206

Financial Liabilities
Monetary items
USD	723,316	29.67	21,460,780
JPY	6,878,721	0.3051	2,098,698
EUR	8,653	40.22	348,021
SGD	40,519	23.70	960,309
RMB	16,977	4.87	82,662

(9)   Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2014 and 2013 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company is also ensure its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the nine-month period ended September 30, 2014 as compared to the nine-month period ended September 30, 2013, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of September 30, 2014, December 31, 2013 and September 30, 2013 were as follows:

	As of
	September 30, 2014	December 31, 2013	September 30, 2013
Total liabilities	$84,430,004	$83,461,653	$88,352,089
Less: Cash and cash equivalents	(42,743,972)	(50,830,678)	(47,705,168)
Net debt	41,686,032	32,630,975	40,646,921
Total equity	216,392,467	212,441,176	211,396,846
Total capital	$258,078,499	$245,072,151	$252,043,767
Debt to capital ratios	16.15%	13.31%	16.13%

(11)On August 29, 2014, UMC entered into a technology license contract with FUJITSU SEMICONDUCTOR LIMITED (“FUJITSU”) which UMC licensed its 40LP (low power) process technology to FUJITSU.

(12) UMC and FUJITSU announced an agreement for UMC to become a minority shareholder of a newly formed subsidiary of FUJITSU that will include its 12″ wafer manufacturing facility located in Kuwana, Mie, Japan.  The newly formed company is expected to provide high quality foundry services to customers by combining FUJITSU’s low power process and embedded-memory technology with UMC’s foundry expertise and advanced process technology.  Under the terms of the agreement, UMC will participate in the initial capital increase by investing JPY$5 billion and subscribe for approximately 9.28% shares of the newly funded company.

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the nine-month period ended September 30, 2014: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2014: Please refer to Attachment 3.

c.   Securities held as of September 30, 2014 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2014: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of September 30, 2014 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2014, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the three-month periods ended September 30, 2014 and 2013 were as follows:

	For the three-month period ended September 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$33,490,202	$1,723,648	$35,213,850	$-	$35,213,850
Net revenue from sales among intersegments	21,619	(1,220)	20,399	(20,399)	-
Segment net income (loss), net of tax	2,970,313	(1,296,248)	1,674,065	905,274	2,579,339
Capital expenditure	12,735,226	131,981	12,867,207	-	12,867,207
Depreciation	9,138,958	583,039	9,721,997	-	9,721,997
Share of profit or loss of associates and joint ventures	(937,056)	(22,677)	(959,733)	905,274	(54,459)
Income tax expense	411,515	1,472	412,987	-	412,987
Impairment loss	93,427	596,678	690,105	-	690,105

	For the three-month period ended September 30, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$31,575,969	$1,830,803	$33,406,772	$-	$33,406,772
Net revenue from sales among intersegments	24,901	2,724	27,625	(27,625)	-
Segment net income (loss), net of tax	3,527,460	(512,991)	3,014,469	351,092	3,365,561
Capital expenditure	9,643,393	371,376	10,014,769	-	10,014,769
Depreciation	8,578,848	575,737	9,154,585	-	9,154,585
Share of profit or loss of associates and joint ventures	(147,420)	11,832	(135,588)	351,092	215,504
Income tax expense	591,216	(359)	590,857	-	590,857
Impairment loss	234,799	38,695	273,494	-	273,494

Reportable segment information for the nine-month periods ended September 30, 2014 and 2013 are as follows:

	For the nine-month period ended September 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$94,734,378	$8,042,408	$102,776,786	$-	$102,776,786
Net revenue from sales among intersegments	55,034	2,962	57,996	(57,996)	-
Segment net income (loss), net of tax	7,727,811	(2,005,272)	5,722,539	1,293,333	7,015,872
Capital expenditure	26,709,637	319,018	27,028,655	-	27,028,655
Depreciation	26,973,205	1,720,320	28,693,525	-	28,693,525
Share of profit or loss of associates and joint ventures	(1,187,378)	(64,166)	(1,251,544)	1,293,333	41,789
Income tax expense	1,116,915	5,185	1,122,100	-	1,122,100
Impairment loss	255,341	597,975	853,316	-	853,316

	For the nine-month period ended September 30, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$88,223,083	$4,869,809	$93,092,892	$-	$93,092,892
Net revenue from sales among intersegments	72,594	9,720	82,314	(82,314)	-
Segment net income (loss), net of tax	11,982,769	(1,913,199)	10,069,570	1,447,858	11,517,428
Capital expenditure	24,403,331	757,245	25,160,576	-	25,160,576
Depreciation	26,408,920	1,661,677	28,070,597	-	28,070,597
Share of profit or loss of associates and joint ventures	(935,485)	14,141	(921,344)	1,447,858	526,514
Income tax expense	1,759,034	2,825	1,761,859	-	1,761,859
Impairment loss	510,110	148,575	659,685	-	659,685

	As of September 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$291,034,204	$14,539,410	$305,573,614	$(4,751,143)	$300,822,471
Segment liabilities	$75,953,438	$8,502,332	$84,455,770	$(25,766)	$84,430,004

	As of December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$283,921,342	$17,775,044	$301,696,386	$(5,793,557)	$295,902,829
Segment liabilities	$73,459,180	$10,030,536	$83,489,716	$(28,063)	$83,461,653

	As of September 30, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$286,573,465	$19,364,110	$305,937,575	$(6,188,640)	$299,748,935
Segment liabilities	$77,382,130	$11,011,835	$88,393,965	$(41,876)	$88,352,089

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2014

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$41,577,432	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,099,145	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,147,859	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,200,867	-	0%

For the nine-month period ended September 30, 2013

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$39,134,329	Net 60 days	42%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,814,522	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	402,627	Net 60 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	1,457	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,694,643	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,304,947	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others For the nine-month period ended September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$2,853	$2,853	$2,853	9.00%	Need for operating	$2,853	-	$2,853	None	$-	$74,320	$118,912
																.
NEXPOWER TECHNOLOGY CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	$11,520	$9,600	$9,600	7.00%	Need for operating	$87,594	-	$-	None	$-	$87,594	$1,231,001
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	7,680	7,680	-	7.00%	The need for short-term financing	-	Business turnover	-	None	-	153,875	1,231,001

Note 1: The Company and its subsidiaries are coded as follows:
(i) The Company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of September 30, 2014.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of September 30, 2014.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

									Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)						Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period (Note 5)	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$10,627,274	$1,400,000	$1,400,000	$1,385,000	$-	0.66%	$42,509,098

Note 1: The Company and its subsidiaries are coded as follows:
1. The Company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with UMC.
2. A subsidary in which UMC holds directly over 50% of equity interest.
3. An investee in which UMC and its subsidiaries hold over 50% of equity interest.
4. An investee in which UMC holds directly and indirectly over 50% of equity interest.
5. A company that has provided guarantees to UMC, and vice versa, due to contractual requirements.
6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.
Note 3: The amount of guarantees/endorsements shall not exceed 20% of the net worth of UMC; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows:
1. The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of UMC.

2. The amount of guarantees/endorsements for a company which UMC does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between UMC and the receiving party.

  The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4: Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC's net assets value as of September 30, 2014.

Note 5: On December 19, 2012, the board of directors resolved to provide endorsement to NEXPOWER's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million. As of September 30, 2014, actual amount provided was NT$1,385 million.

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	$395,662	-	$395,662	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	119,093	6.44	119,093	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	64,668	0.94	64,668	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	69,282	0.22	69,282	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	96,479	2,190,085	6.14	2,190,085	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,094,073	19.70	1,094,073	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	655,776	17.67	655,776	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	57,067	1,965,959	13.87	1,965,959	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	21,224	70,041	13.52	70,041	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,944	1,393,207	11.47	1,393,207	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	489,995	8.85	489,995	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	8.10	-	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,037,310	7.66	1,037,310	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	99,657	2,262,203	6.61	2,262,203	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	194,822	4.23	194,822	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	2,474,910	2.70	2,474,910	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	599,784	1.94	599,784	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	609,683	1.14	609,683	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	45,374	0.83	45,374	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	4,975	71,178	-	71,178	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Available-for-sale financial assets, noncurrent	30,000	300,000	-	300,000	None

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	$-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CLIENTRON CORP.	-	Available-for-sale financial assets, noncurrent	14,060	$321,470	19.53	$321,470	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,947	-	11.73	-	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,572	10,886	11.73	10,886	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	17,200	10.23	17,200	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	65,685	9.31	65,685	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	137,432	8.67	137,432	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	1,109	5,101	8.66	5,101	None
Stock	AWISE FIBER TECH.CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,519	4,405	8.31	4,405	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,450	8,404	7.90	8,404	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,530	66,033	7.83	66,033	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BORA CORP.)	-	Available-for-sale financial assets, noncurrent	1,700	119,000	7.57	119,000	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,732	138,540	7.28	138,540	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	105,000	7.00	105,000	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,800	36,000	6.74	36,000	None

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	$134,009	6.62	$134,009	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	10,685	5.79	10,685	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	3,801	40,860	5.28	40,860	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	82,251	5.25	82,251	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	8,265	4.81	8,265	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	524	18,328	4.33	18,328	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	287	5,967	4.33	5,967	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	76,950	4.25	76,950	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	1,275	6,476	4.02	6,746	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	2,309	-	3.96	-	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,133	126,359	3.89	126,359	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,129	157,604	3.43	157,604	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	169,286	3.10	169,286	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	3,054	2.48	3,054	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,603	404,122	2.32	404,122	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	4,441	120,125	2.12	120,125	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	10,470	1.27	10,470	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	1,530	-	0.81	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	678	2,237	0.43	2,237	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,054	90,214	0.37	90,214	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	234	6,942	0.32	6,942	None

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	$202,592	0.13	$202,592	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,335	33,345	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	1,231	11,190	10.67	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	269	-	10.06	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,398	50,618	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,600	27,896	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	387	2,385	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	12,092	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	14,696	-	N/A	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Prepayment for long-term investments	1,500	30,000	-	-	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

TLC CAPITAL CO., LTD.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	$42,930	-	$42,930	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	182,105	15.65	182,105	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	9,804	860,781	4.94	860,781	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,772	29,802	3.85	29,802	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	5,837	19,261	3.72	19,261	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	22,068	2.67	22,068	None
Stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Available-for-sale financial assets, noncurrent	672	426,468	2.45	426,468	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,809	96,901	1.78	96,901	None
Stock	COLAND HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	1,344	94,067	1.73	94,067	None

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,110	$606,196	1.33	$606,196	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	80,900	0.64	80,900	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	7,588	135,448	0.56	135,448	None
Stock	CHIPMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	3,689	145,331	0.43	145,331	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	1,461	12,996	-	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	-	Financial assets measured at cost, noncurrent	14,356	265,326	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,971	198,222	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,017	-	N/A	None
Stock-Preferred stock	ALO7.COM LTD.	-	Financial assets measured at cost, noncurrent	1,630	102,077	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	6,664	109,821	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	7,784	134,341	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Stock-Preferred stock	VSENSE LIMITED	-	Financial assets measured at cost, noncurrent	480	35,916	-	N/A	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets measured at cost, noncurrent	16,663	149,550	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	27,830	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

UNITRUTH INVESTMENT CORP.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,288	$-	7.77	$-	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	986	4,534	7.70	4,534	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,030	7,130	7.68	7,130	None

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410	$49,440	7.01	$49,440	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,089	3,157	5.95	3,157	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	100,147	4.94	100,147	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,528	5,242	4.93	5,242	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	8,256	4.91	8,256	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	69,683	4.39	69,683	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	252	5,235	3.80	5,235	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,190	31,069	3.69	31,069	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,037	21,901	2.83	21,901	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	3,054	2.48	3,054	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	687	3,489	2.17	3,489	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	752	31,415	2.01	31,415	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683	3,164	1.84	3,164	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,473	129,319	0.74	129,319	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	300	-	0.51	-	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	328	9,740	0.45	9,740	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266	3,301	0.40	3,301	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	510	-	0.27	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	353	1,163	0.22	1,163	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,316	41,332	0.17	41,332	None
Stock	CLIENTRON CORP.	-	Available-for-sale financial assets, noncurrent	80	1,829	0.11	1,829	None

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Available-for-sale financial assets, noncurrent	650	USD	13,579	2.36	USD	13,579	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,205	USD	13,418	1.59	USD	13,418	None
Stock	PARADE TECHNOLOGIES, LTD.	-	Available-for-sale financial assets, noncurrent	826	USD	9,191	1.10	USD	9,191	None
Stock	GEELY AUTOMOBILE HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	500	USD	208	0.01	USD	208	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	9.76		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	842	USD	720	-		N/A	None
Stock-Preferred stock	THISMOMENT, INC.	-	Financial assets measured at cost, noncurrent	4,064	USD	4,007	-		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	2,891	USD	3,500	-		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	4,191	USD	5,000	-		N/A	None
Stock-Preferred stock	ENVERV, INC.	-	Financial assets measured at cost, noncurrent	1,621	USD	1,000	-		N/A	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets measured at cost, noncurrent	2,071	USD	3,000	-		N/A	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets measured at cost, noncurrent	1,159	USD	4,000	-		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-		N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,305	-		N/A	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets measured at cost, noncurrent	-	USD	32	-		Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

ATTACHMENT 4 (Securities held as of September 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	957	$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	47,219	6.93	47,219	None
Stock	LICO TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORPORATION	-	Available-for-sale financial assets, noncurrent	10,000	30,000	0.59	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	2	69,718	-	69,718	None

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	437	$4,367	5.56	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

EVERRICH (SHANDONG) ENERGY CO., LTD.
				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	$49,100	10.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

NEXPOWER TECHNOLOGY CORPORATION
				September 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2014.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition		Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note 2)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Open market	-	21,215		$1,217,740	-	$-	10,500		$725,550		$309,113		$416,437	10,715		$609,683

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2: The disposal cost represents historical cost.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition		Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note 2)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	Financial assets measured at cost, noncurrent	Fund redemption	-	9	USD	9,000	-	$-	9	USD	11,835	USD	9,000	USD	2,835	-		$-
Stock	PARADE TECHNOLOGIES, LTD.	Available-for-sale financial assets, noncurrent	Open market	-	2,153	USD	16,830	-	-	1,327	USD	14,133	USD	401	USD	13,732	826	USD	9,191

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2: The disposal cost represents historical cost.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Investee company	Sales		$41,577,432	47%	Net 60 Days	N/A	N/A		$8,099,145	40%
UMC GROUP JAPAN	Investee company	Sales		4,147,859	5%	Net 60 Days	N/A	N/A		1,200,867	6%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	1,377,433	100%	Net 60 Days	N/A	N/A	USD	266,770	100%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	13,497,545	99%	Net 60 Days	N/A	N/A	JPY	4,329,465	99%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the nine-month period ended September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Investee company	$-	$8,099,145	$32	$8,099,177	8.09	$-	-	$-	$8,021
UMC GROUP JAPAN	Investee company	-	1,200,867	25	1,200,892	5.40	207,971	Collection in subsequent period	-	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,568,445	$63,588	$63,588
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	129,902	1,659	1,659
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	91,500	71,663	100.00	4,909,129	606,122	606,122
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	236,102	4,375	4,375
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,622,212	65,613	65,613
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,373,753	(217,474)	(217,474)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	44,571	587	587
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	5,964,682	(17,347)	22,580
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	33,618	14,913	14,913
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	17,344	972	972
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	43,090	(19,349)	(19,349)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	235,089	USD	235,089	597,682	86.88	17,271,737	1,141,714	991,966
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		1,252,012		960,274	80,683	81.53	469,191	(176,195)	(139,922)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	147,972	(6,662)	(6,001)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,952,750	170,283	76,627
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	1,095,482	(1,543,655)	(681,647)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	728,347	69,317	29,113
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	130,489	36.49	3,387,218	173,395	67,006

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$1,003,108	$22,568	$22,568
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	-	-	Note 1
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		1,032,692		1,032,692	71,363	26.04	404,328	(123,961)	(32,281)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		718,930		718,930	29,194	5.99	148,554	(1,543,655)	(92,436)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		-		66,438	-	-	-	(7,166)	(1,791)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		-		130,476	-	-	-	(5,354)	-	Note 2
Note 1 : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.
Note 2 : On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$19,736	$3,659	$3,659
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	10,264	(41)	(20)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	256,599	(18,811)	(10,252)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,872	USD	3,872	-	31.40	184,448	(54,952)	(17,253)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	145,536	(1,543,655)	(90,558)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	6,508	2.37	53,121	(123,961)	(2,944)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		-		8,125	-	-	-	(7,166)	(311)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		-		176,373	-	-	-	(5,354)	-	Note
Note : On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		$98,690		$98,690	9,869	18.53	$60,524		$-		$-	Note 1
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		309,700		309,700	10,990	2.25	55,923		(1,543,655)		(34,797)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		165,272		165,272	2,815	1.03	21,134		(123,961)		(1,274)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		-		10,021	-	-	-		(7,166)		(270)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		-		39,130	-	-	-		(5,354)		-	Note 2

Note 1 : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.
Note 2 : On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD 500	USD	14	USD	14
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD 13,543	USD	1,588	USD	1,588
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	49.38	USD 5,148	USD	(674)	USD	(333)
UC FUND II	Cayman Islands	Investment holding	USD	0	USD	0	5,000	35.45	USD 128	USD	(13)	USD	(4)
TRANSLINK CAPITAL PARTNERS III, L.P.	Cayman Islands	Investment holding	USD	4,000		-	-	29.29	USD 3,518	USD	(1,344)	USD	(566)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,382	USD	3,382	-	10.38	USD 3,346	USD	100	USD	(219)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$230,754		$180,000	31,655	100.00	$297,281		$(14,649)		$(11,736)	Note 1
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		477,240		357,240	33,194	78.72	180,361		(98,961)		(77,652)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		3,404,527		3,404,527	170,931	62.38	927,061		(123,961)		(77,322)
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25	9,586		(5,227)		-	Note 2

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78	$190,673	$(64,263)	$(14,731)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	29.03	506,731	(116,779)	(38,613)
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic inverter sale		-		4,000	-	-	-	(2,843)	(1,393)
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		-		247,754	-	-	-	5,299	5,299	Note 1

Note 1: On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.
Note 2: On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting.
The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ElECTRONIC INC. thereafter.

EVERRICH ENERGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	-	USD	$3,200	-	-	$-	$1,044	$5,295	Note
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	-	USD	235	-	-	-	1,918	1,365	Note

Note : On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY USA INC.	USA	Solar project		$535		$443	0	100.00	$13	$(96)	$(96)
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,725	USD	-	1,725	100.00	156,418	1,044	(4,251)	Note
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	0	USD	-	1,821	100.00	27	1,918	5	Note
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	39,539	(9,260)	(4,630)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	71,414	(64,263)	(7,712)

Note : On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	300	USD	300	300	100.00	$1,856	$(4,704)	$(4,704)
WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding		-	USD	0	-	-	-	-	-	Note

Note : On July 18, 2014, WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED has been deregistered and dissolved.

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$1,973		$66		$66

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$131,740		$2,575		$2,575
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 298,708	USD	38,744	USD	38,744

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 298,708	USD	38,744	USD	38,744

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITED MICROTECHNOLOGY CORPORATION	USA	Research & Development	USD	950	USD	950	0	100.00	$30,600		$791		$791

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2014			Investment flows			Accumulated outflow of investment from Taiwan as of September 30, 2014				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of September 30, 2014		Accumulated inward remittance of earnings as of September 30, 2014

							Outflow			Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,288 800)	(ii)SOARING COPITAL CORP.	(USD	$24,288 800)		$-		$-	(USD	$24,288 800)		$3,607	100.00%		$3,607 2. (iii)		$16,901		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,473,000 300,000)	(i)	(USD	65,729 2,165)		-	(USD	24,440 805) (Note 4)	(USD	41,289 1,360)		5,990	50.00%		2,995 2. (ii)		717,374		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,374,800 280,000)	(i)	(USD	610,995 20,125) (Note 4)	(USD	24,440 805) (Note 4)		-	(USD	635,435 20,930) (Note 4)		4,150	50.00%		2,075 2. (ii)		675,824		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	94,116 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	94,116 3,100)		-		-	(USD	94,116 3,100)		137	100.00%		137 2. (iii)		120,967	(USD	92,082 3,033)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,185,920 72,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	614,790 20,250)		-		-	(USD	614,790 20,250)	(RMB	(101,048) (20,580))	29.03%	(RMB	(33,476) (6,818)) 2. (ii)	(RMB	489,601 99,715)		-
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services		-	(ii)SMART ENERGY ENTERPRISES LIMITED	(USD	6,072 200)		-	(USD	6,072 200) (Note 5)		-		(9)	-		(9) 2. (iii) (Note 5)		-	(USD	24,379 803)
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,536,800 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	7,137,302 235,089)		-		-	(USD	7,137,302 235,089)	(USD	1,174,173 38,675)	86.88% (Note 6)	(USD	1,020,187 33,603) 2. (ii)	(USD	16,540,219 544,803)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	15,180 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,180 500)		-		-	(USD	15,180 500)		112	100.00% (Note 7)		112 2. (iii)		15,845		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	147,300 30,000)	(i)		-		-		-		-	(RMB	(7,861) (1,601))	86.88%	(RMB	(6,830) (1,391)) 2. (iii)	(RMB	121,149 24,674)		-

Accumulated investment in Mainland China as of September 30, 2014	Investment amounts authorized by Investment Commission, MOEA	Upper limit on investment

$8,562,400 (USD 282,029)	$8,714,504 (USD 287,039)	$127,527,293
Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region. (Please specify the name of the company in third region).
(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
2. The investment income (loss) were determined based on the following basis:
(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

TLC indirectly invest a Mainland China company, JINING SUNRICH SOLAR ENERGY CORP. (JINING SUNRICH) through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG). On January 1, 2014, the indirectly investing amount to JINING SUNRICH was US$20,125 thousand. Additional investment made from SHANDONG HUAHONG to JINING SUNRICH during the nine-month period ended September 30, 2014 was US$ 805 thousand. On September 30, 2014, the indirectly investing amount to JINING SUNRICH was US$20,930 thousand.

Note 5 :

The liquidation of SMART ENERGY SHANDONG CORPORATION was completed on April 4, 2014 and received the approval letter of revocation on May 20, 2014 from the Investment Commission of the Ministry of Economic Affairs. (Ref. No. Jing-Shen-Er-Zi-10300113650)

Note 6 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$217,572 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of September 30, 2014, the amount of investment has been remitted.

Note 7 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of September 30, 2014, the amount of investment US$2,500 thousand has not yet been remitted.